

IN GOOD COMPANY.

CATALYST INTERNATIONAL, INC.
2002 ANNUAL REPORT

catalyst

Corporate Overview

Catalyst International, Inc. (OTC: CLYS.OB) delivers reliable, customer-driven software and services that optimize enterprise supply chain performance. With 24 years of experience in complex, high-volume warehouse operations, Catalyst offers an innovative suite of solutions that help global Fortune 1000 customers implement, integrate, manage, and operate fast, efficient supply chain networks. Headquartered in Milwaukee, Wisconsin, Catalyst serves customers in 20 countries worldwide.

Sweetheart Cup Company, Inc.

"The flexibility of the Catalyst WMS has enabled Sweetheart Cup to adapt the system to a wide range of operations in our U.S. and Canadian facilities. The system is used in warehouses as small as 125,000 square feet as well as in large warehouses over one million square feet."

CHARLES BLEVINS, DIRECTOR OF OPERATIONS SYSTEMS

Snap-on Incorporated

"Catalyst has helped us achieve some very important operational goals. We've improved inventory accuracy to 99 percent. We've substantially reduced customer claims for credits. And our automated clerical processes give warehouse managers a more tim understanding of daily operation:

BILL YENAWINE, MANAGER OF LOGISTICS PROJECTS

Saks Incorporated

"With Catalyst supporting our integrated cross-docking system, we've tripled throughput at our Steele, Alabama site, achieved the highest invoice match rate and lowest shortage rate ever, and eliminated second shifts. As a result, we've exceeded our three-year payback plan."

PEGGY WINSTEAD, DIRECTOR OF SYSTEMS PLANNING & DEVELOPMENT

Symbol Technologies

"Catalyst's project team provided Symbol with a high level of knowledge, experience and commitment to help ensure that our implementation was a success."

KEITH BRAVO, MANAGER, DISTRIBUTION & WAREHOUSING SYSTEMS

Homebase Limited

"Catalyst has real-time functionality at the core of its system, and this has been vital in Homebase's ongoing developments. Catalyst's knowledgeable, experienced staff has been instrumental in ensuring the success of each implementation project."

NIGEL BASEY, HEAD OF DISTRIBUTION

A. M. Castle & Co.

"We can take advantage of the performance data the system stores to determine the reason for specific problems. We now use the same data for predictive processes to improve productivi and optimize order picking. The system delivers different sets of instructions to the operator, depending on the picking strate(

JOHN NORDIN, CIO

FINANCIAL HIGHLIGHTS

Years Ended December 31, (in thousands, except per share data)	**2002**	**2001**	**2000**	**1999**	**1998**
Total revenues	$32,270	$32,504	$42,010	$40,560	$33,913
Total expenses	40,547	51,938	41,138	46,746	30,950
Net income (loss)	(5,417)	(18,926)	1,763	(5,613)	3,080
Net income (loss) per share*	(0.69)	(2.38)	0.21	(0.77)	0.42
Total assets	18,036	23,891	38,605	35,563	25,557
Total shareholders' equity	779	6,192	25,645	23,281	15,403

*Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements.



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DEAR CATALYST SHAREHOLDERS:

Catalyst began 2002 focused on two important goals. First, to complete the turnaround we began halfway through 2001, we would continue to carefully manage our cash resources, focus on our customers, re-architect our core product, expand our services business and leverage key partner relationships. Second, with the first goal within reach, we would position Catalyst as a long-term player in the consolidating supply chain execution (SCE) industry by building a platform to support steady growth. I can report significant progress in both these areas—progress that makes us confident in our future. I'm disappointed we have not yet reached sustainable profitability. At the same time, I'm convinced we've created a viable platform to generate growth and benefit from our industry's consolidation.

One principal factor slowed our progress. The software industry experienced the first year-over-year decline in its history, and our supply chain execution (SCE) segment fell for the second consecutive year. Though we managed to hold our own in this very tough environment, we needed stronger sales volume and more favorable revenue mix to return to profitability. The gains we made in licensing revenues and hardware sales were offset by weak demand for services.

Within this context, our 2002 financial performance represents a solid achievement. We reduced our net loss by more than $13.5 million, from $18.9 million, or $(2.38) per share a year ago to $5.4 million, or $(0.69) per share in 2002. We maintained our revenue base at $32.3 million, compared to $32.5 million in 2001.We also used $8.4 million less cash than a year ago, moving from $13.3 million in 2001 to $4.9 million in 2002. At the same time, we continued to invest in product development and sales and marketing initiatives that will position us to benefit from our industry's consolidation. These results reflect both our financial discipline and our strong and stable customer base.

Investing in Customers

One of Catalyst's proudest accomplishments over the last 18 months has been our transformation into a customer-focused organization. We are investing the time to understand our customers' business and operational goals—and working with them to develop SCE metrics that align with these objectives. We are also delivering deeper support through vertical market teams that manage the entire span of the relationship—from business development to relationship building to implementation to ongoing customer support. As a result, we have improved our response times by 33 percent, increased our quality fix rate by almost 50 percent and raised our customer satisfaction ratings beyond 90 percent.

With much of the growth in the global WMS market projected to take place outside of North America, we are expanding our international presence to seize these opportunities. Companies know they can save money and enhance performance by standardizing all their global warehouses on a single platform, and that requires a WMS partner with the capability to support these facilities anywhere in the world. Early in 2003 we moved to a new, larger European headquarters in the United Kingdom and expanded our presence in France. We also strengthened our position in Central and South America through representation by Catalyst Latin America.

As the warehouse environment becomes more complex, we also continue to invest in new technology that gives our customers the broader functionality they need. In 2002 we released CatalystCommand™ 9.0 after significantly re-architecting our core product to support the seamless integration of many technologies. The open architecture platform of CatalystCommand enables us to integrate current and future e-fulfillment, shipping management, slotting, wireless communications and other applications developed by other SCE technology vendors. Customers will benefit from new functionality that includes event management, advanced standard material handling interfaces, enhanced e-commerce capability and user interface independence. Importantly, this system is faster and less costly to implement and integrate, and easier to upgrade and maintain. We are actively installing and implementing this new release for multiple new customers as well as in several existing customer locations. In the fourth quarter of 2002 alone, we finalized contracts with five new customers—two domestic and three international.

Leveraging Our Expertise

With Catalyst's deep knowledge of warehouse operations and systems implementation, we saw an opportunity to leverage this expertise to grow our services revenue. To serve the increasingly collaborative supply chain environment that is emerging, we are positioning ourselves as the industry's most dependable and responsive resource for helping companies optimize the performance of their SCE systems—regardless of their platform. To this end, we introduced CatalystCare℠ Support Services, a flexible solution that creates value by allowing customers to choose the level of technical support they require—and pay only for what they need. Our newly introduced

CatalystCare Answerline affords SAP® LES customers a convenient and affordable resource for research, how-to support and benefit analysis. We also launched CatalystCare Complete outsourcing services, which provides distribution centers with cost-effective access to top IT talent while freeing in-house staff to focus on core activities.

We took another important step to broaden our overall consulting services base when we signed a letter of intent to acquire Catalyst Consulting, a leading independent provider of SAP LES consulting, implementation and support services. This move will augment our offerings to many current customers who operate SAP systems while also extending our presence throughout the large base of other SAP installations. The addition of Catalyst Consulting will give us a strong and viable services business and provides immediate opportunities to support an expanding footprint of mission-critical systems. Our services business is now positioned for revenue growth as competitive pressures drive companies to seek improved SCE solutions. We expect our acquisition of Catalyst Consulting to be accretive to earnings in 2003.

Shaping Our Future

While we chart our return to sustainable profitability, we are actively positioning the Company as a viable long-term player in the SCE industry. As this industry consolidates, there will be attractive opportunities to supplement our growth with acquisitions that help us expand both our customer base and our footprint of products and services. As we gain a stronger foothold within the ERP universe, we can offer customers complete support within this environment—everything from extended applications that provide new functionality to seamless integration of the SCE components within their ERP platform. Our pending acquisition of Catalyst Consulting represents an important move in this direction, and we will continue to target companies that give us access to new customers, new technologies and extended geographic coverage.

This expertise will be critically important in the SCE industry of the future. Success in a collaborative supply chain environment requires an expanded array of products and solutions and even greater visibility throughout the supply chain. Companies also need easy, instant access to information collected from sources throughout the supply chain, and analytics that provide real-time decision making support. Our vision contemplates an event-driven supply chain that can be managed via a "virtual warehouse" that represents the entire global SCE process. The system would analyze deviations from expected processes or timetables and automatically generate appropriate remedies. This new capability would provide powerful, real-time support at the most critical times, helping supply chain managers immediately address and rectify events that occur throughout their global supply chains.

We will also continue to leverage our relationships with SAP AG and other market leaders in ERP applications, systems implementation and supply chain software and hardware to help our customers optimize their warehouse operations. For example, we collaborate extensively with manufacturers of radio frequency and other wireless equipment to deliver best-of-breed solutions. Further, our deep knowledge of the enterprise supply chain environment makes us a valuable resource for leading consulting firms that specialize in large ERP engagements. These firms rely on Catalyst to deliver enhanced functionality, reliable execution and tight integration of all components within enterprise systems. With 24 years of warehousing and logistics software expertise, we are well-positioned to help companies boost the performance of their existing systems and achieve their unique business goals.

Completing Our Turnaround

We see abundant opportunities ahead for Catalyst in 2003 and beyond. Over the next six months, we plan to further solidify this platform by working to raise the working capital we need to fund our growth and strengthen our balance sheet. We have already raised $1 million of debt backed by current shareholders—a clear sign of their commitment to our future. We know we have plenty of hard work ahead, and that political and economic uncertainty may provide additional short-term obstacles. But with our customers, employees and shareholders behind us, we're ready to accelerate our expansion by pursuing consolidation opportunities that will generate shareholder value.

Cordially,

James B. Treleaven
President and CEO

April 28, 2003

Parts

Catalyst serves manufacturers, original equipment manufacturers (OEMs), aftermarket parts manufacturers and distributors in the motor vehicle, aircraft, rail, heavy equipment and service parts segments.

CATALYST SOLUTIONS

- Commodity- and velocity-based stocking strategies
- Bulk wave picking to support high-volume picking
- Automatic order consolidation
- Carton selection for picking
- AIAG compliance labeling to meet standards of trading partners
- Product nesting of odd-shaped items
- Post-pick value-added processing
- Re-warehousing and SKU profiling to optimize picking of seasonal items
- Container tracking throughout the supply chain to eliminate loss of parts containers

CATALYST CUSTOMERS

- American Honda Motor Company
- Aviall, Inc.
- The Boeing Company
- DaimlerChrysler
- Dana Corporation
- General Motors International
- Renault Trucks
- Snap-on Incorporated
- Subaru of America, Inc.
- The Trane Company
- Unipart Group Ltd.
- Uni-Select
- Verizon Logistics, Inc.

Retail

Catalyst meets the unique requirements of retailers in the department store, discount and variety store, consumer electronics and appliances, building materials and gardening supplies, drug, and health and beauty segments.

CATALYST SOLUTIONS

- Flow-through distribution to save labor and storage space
- Push distribution to promote flexible allocation of purchase orders
- Fluid break-pack picking to support distribution to store totes
- Fluid loading in mechanized distribution centers
- Advanced shipping notice (ASN) receiving
- Assembly of store-ready merchandise
- Cross-docking of merchandise
- Return logistics management
- Transportation management

CATALYST CUSTOMERS

- Allders Department Stores Ltd.
- The Container Store
- Cracker Barrel Old Country Stores
- Dixons Group PLC
- Dollar General Corp.
- Family Dollar, Inc.
- Homebase Limited Distribution Services, Inc.
- Saks Incorporated
- ShopKo Stores, Inc.
- United Web

Consumer Goods

Catalyst serves the unique distribution needs of consumer durables, food and beverage, apparel and footwear, and multimedia organizations.

CATALYST SOLUTIONS

- UCC/EAN-128 compliance labeling
- Bulk picking to optimize picking efficiency
- Date coding of manufacturing and expiration data
- Consumer returns processing
- Serial number control
- Cross-docking
- Advanced order wave planning featuring "what if" scenarios
- Integrated with order in manufacturing

CATALYST CUSTOMERS

- Ames-True Temper
- Fuji Photo Film, Inc.
- Maybelline, Inc.
- Rayovac Corporation
- Reebok International Ltd.
- Sony Music Entertainment, Inc.
- Sweetheart Cup Company, Inc.

Process Goods

Catalyst supports the specialized operational requirements of pharmaceutical, fine chemical, packaged food, health and beauty aids, and household product manufacturers.

CATALYST SOLUTIONS

- ISO 9001 certification meets FDA requirements
- Management of multiple inventory levels
- Lot control and tracking throughout the facility
- Precise measurement and dispensing of raw materials
- Dynamic and cascading replenishment strategies
- Incubation and expiration date processing
- Flexible work usage rules

CATALYST CUSTOMERS

- Abbott Laboratories, Inc.
- Aldrich Chemical Company, Inc.
- A.M. Castle & Company
- Applied Biosystems
- Dade Behring, Inc.
- Nature's Way Products, Inc.
- Perdue Farms, Inc.
- Roche Ireland Ltd.

Cross-Industry

Catalyst supports the inventory management and picking of high-value products for global industrial technology, third-party logistics, high technology and other manufacturing companies.

CATALYST SOLUTIONS

- Product segregation feature to protect and limit access to high-value products
- Rush order handling to support same-day, expedited shipping
- Serial number control to facilitate customer tracking
- Country-of-origin tracking to accommodate tariff and shipping barrier laws
- Third-party order management and billing
- Supply chain event management and visibility

CATALYST CUSTOMERS

- Bticino S.P.A.
- Illinois Power Company
- Intermec Technologies, Inc.
- Legrand SA
- Nortel Networks
- Panasonic Industrial Company
- Schneider Electric
- Symbol Technologies, Inc.
- TELUS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 0-27138

CATALYST INTERNATIONAL, INC.

Delaware	39-1415889
(State of Incorporation)	(I.R.S. ID)

8989 North Deerwood Drive, Milwaukee, Wisconsin 53223

(414) 362-6800

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.10 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act)

Yes☐ No ☒

As of June 28, 2002, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $11,035,000 (based upon the closing price of the registrant's common stock on that date).

As of March 24, 2003, the number of shares outstanding of the registrant's common stock was 7,795,803.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held June 26, 2003 are incorporated by reference into Part III.

CATALYST INTERNATIONAL, INC.

FORM 10-K

For The Fiscal Year Ended December 31, 2002

INDEX

PART I

Forward-Looking Information/Risk Factors

Items 1, 2, 3, 5, 7 and 7A of this Form 10-K contain "forward-looking statements," subject to protections under federal law. We intend words such as "believes," "anticipates," "plans," "may," "will," "should," "expects" and similar expressions to identify forward-looking statements. In addition, statements regarding Catalyst's future revenues or financial performance and its plans, objectives, vision, goals, expectations or intentions are forward-looking statements, such as statements regarding Catalyst's liquidity; future financings; software releases, upgrades and capabilities; future attainment of corporate goals; and adequacy of capital resources and reserves. There are a number of important factors that could cause Catalyst's results to differ materially from those indicated by the forward-looking statements, including among others, those risk factors described in Exhibit 99.1 attached to this 10-K and incorporated herein by this reference. Forward-looking statements relate to the date made, and Catalyst undertakes no obligation to update them.

Item 1. Business

GENERAL

Company Background

Catalyst International, Inc. was founded in 1979 and incorporated in the State of Delaware in 1982. Catalyst provides customer-driven software and services that optimize supply chain performance. Catalyst offers an innovative suite of supply chain execution (SCE) software products and services, called CatalystComplete™, that help our customers implement, integrate, manage, and operate fast, efficient supply chain networks.

Catalyst customizes SCE software products and services that add value to the supply chain and minimize risks to mission-critical operations. We believe that CatalystComplete benefits our customers by delivering both a return on investment and a return on information. The return on investment is achieved through enhanced operational efficiencies and improved capital utilization. Catalyst software improves the operational efficiency of distribution centers by increasing labor productivity through efficient employee scheduling, reduction of downtime, and by streamlining product flow. The advanced features of our software improve capital utilization by lowering inventory levels, increasing inventory turns and warehouse efficiencies, and improving space utilization. CatalystComplete also provides a return on information through improved customer service, enhanced customer satisfaction, and shortened delivery times.

Catalyst's plan is to participate and grow within the consolidating SCE marketplace. First, Catalyst plans to expand its product and services offering to include additional components of SCE through both internal development and through acquisition. Second, Catalyst plans to continue to add products and services that supplement the SCE offerings of the major ERP (Enterprise Resource Planning) companies, particularly SAP. Finally, Catalyst plans to expand its customer base by combining with other SCE companies as part of the anticipated industry consolidation.

Catalyst's website address is http://www.catalystwms.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K are all attainable, free of charge, on our website as soon as practicable after we file the reports with the SEC. Information on our website is not part of this report on Form 10-K.

Products and Technology

Catalyst's software products can be configured to meet the needs of individual customers by utilizing the following key attributes:

- A standard warehouse management system (WMS) product that supports both push and pull distribution models;
- A product roadmap designed to accommodate growth, provide ease of upgrade, simplify modification, and conform to emerging standards;
- Standard interfaces to ERP systems, complementary supply chain software solutions, automation technologies, and add-on third party software products;
- A standard implementation methodology, and
- A value-driven support model.

CatalystCommand™

Our flagship software product, CatalystCommand, manages inventory, space, people, and equipment by controlling all aspects of warehouse operations, from receiving and storing (putaway) to order selection (picking), loading, and shipping. Complementary software products provide warehouse automation, add-on warehouse functionality, supply chain collaboration, and supply chain communication.

Catalyst's component-based architecture is easily integrated with all pieces in a total SCE solution, including manufacturing resource planning and enterprise resource planning (ERP) systems, such as SAP™ and Oracle®; and supply chain planning (SCP) and transportation management systems. CatalystCommand interfaces with a wide range of automation technology interfaces, such as radio frequency-based scanning and data collection devices, bar coding devices, and material handling equipment (such as conveyors, sorters, and carousels). CatalystCommand also interfaces with several add-on third party software products that deliver specific functionality including shipping management, warehouse optimization, and warehouse simulation.

Catalyst software operates in an open system environment allowing customers to use various Unix® operating systems that work on multiple hardware platforms. In the next few releases, Catalyst technology will become completely open with regard to operating system platforms, databases, and user-interface devices.

CatalystCommand provides all the basic functions and benefits expected in WMS software, plus the industry-specific features needed for effective supply chain management in specific industries. While the CatalystCommand solution can be applied cross-industry, we provide industry-specific features in the following markets: motor vehicle/parts, retail, consumer goods, and process goods. We continue to enhance our software with new releases and interim point releases incorporating new core features and functionality as well as additional components that allow our customers to facilitate competitiveness in their industries.

CatalystCommand™ Release 9.0

CatalystCommand Release 9.0 became generally available in the second quarter of 2002. Release 9.0 significantly enhances CatalystCommand in four areas: technology, material handling support, supply chain visibility, and WMS functionality.

Technology – The Release 9.0 mid-tier is browser independent and runs our application on a single Unix Server (logical mid-tier).

Material Handling Support – Release 9.0 supports a standard pick-to-light interface. This module can be configured by zone and co-exist with other forms of picking. Catalyst supports picking with three different user interfaces: paper lists or labels, radio frequency, and pick-to-light.

Supply Chain Visibility – Release 9.0 introduced a full alerting and messaging strategy to advise users of exception conditions within the warehouse and system conditions that need to be addressed. Alerts are 100% user configurable and outgoing messages can be sent to any SMTP device, including pagers, cellular phones, hand-held devices, and email. Release 9.0 also provides the functionality necessary to allow inventory control and order status checking via the Internet.

WMS Functionality – Release 9.0 includes the security requirement necessary to comply with 21 CFR Part 11 as mandated by the Federal Drug Administration (FDA). This functionality lays the groundwork for the additional components including record keeping/auditing and electronic signature, which are planned for release in the coming versions of CatalystCommand. Release 9.0 also includes an optional vendor quality management module that will significantly reduce receiving time by eliminating detailed receipt checks for suppliers that have a proven record of compliance without charge back. Release 9.0 has features to balance the workload across those warehouses configured with multiple packing stations. The vendor quality management component has an optional pre-shipment blind audit of outbound shipping containers. The audit percentage can be configured by warehouse zone or by employee to ensure maximum accuracy of outbound shipments.

CatalystCommand™ Release 9.1

We anticipate CatalystCommand Release 9.1 will become generally available in the second quarter of 2003. This release is the next step in offering a fully converged version of CatalystCommmand. It will allow the flexibility to flow product through the warehouse and/or run the facility in standard put away mode.

WMS Functionality – Release 9.1 will provide enhanced functionality to Support Lean Warehousing practices. Lean Warehousing is currently being deployed heavily in the automotive vertical market. Included will be standard mapping to support deployment of CatalystCommand in SAP R/3 and SAP/Retail environments.

Next Generation

Also completed in 2002 was a next generation vision and proof of concept. Catalyst continues to look to the changing needs of the marketplace and maps new technologies and best practices to meet those needs. The next generation supports Catalyst's strategies of expanding the capabilities of Catalyst solutions while using new and emerging technology to reduce the total cost of ownership.

The next generation will focus on componentization of key functionalities, full internationalization, and enhanced data mining capabilities.

CatalystCommand 9.0 and 9.1 continue to offer the following complementary solutions:

CatalystCommand™ Simulator

Catalyst's warehouse simulation module is an engineering tool that allows customers to experiment with proposed warehouse changes. Through simulation, CatalystCommand Simulator offers customers a graphic real-time view of their warehouse and distribution center operations. Able to simulate both current and future envisioned environments, it interfaces with CatalystCommand to create a baseline for prospective changes in warehouse operations. Users can simulate the reconfiguration of warehouse layout, equipment, orders, items, staffing, methods and procedures, and immediately assess the benefits of the intended change.

Designed to reduce risk and cut costs, CatalystCommand Simulator enables users to gauge the impact of retooling functions prior to making financial or logistical commitments to real world operations. It provides an accurate barometer that enables users to:

- Fine-tune warehouse operations, layout, equipment, and strategies;
- Respond to business changes quickly and easily;
- Improve the quality and consistency of project justifications;
- Design phased introductions by determining the effects of intermediate steps to operations;
- Establish benchmarks for the measurement and comparison of departments, shifts and/or workgroups; and
- Test alternative designs for new distribution centers or upgraded equipment.

CatalystCommand Simulator v 2.0 was made available during the third quarter of 2002. Enhancements include the ability to model carousels, pick to belt operations, sortation, and AS/RS machines (unitload and miniload.) Also included is the ability to simulate putaway operations and model personnel scheduling. From the technology perspective, the system has been upgraded to run on SQL/Server and take full advantage of ActiveX.

CatalystCommand™ VQM

The CatalystCommand Vendor Quality Management module (CatalystCommand VQM) helps retailers save time and improve warehouse productivity, significantly enhancing their business operations. CatalystCommand VQM provides a real-time tool that identifies specific shipment discrepancies and frequency of issues, which can then be communicated to the vendor to prevent future problems. A new class of software, the system will reduce vendor charge backs, improve relationships between retailers and vendors, and reduce costs by verifying the accuracy of vendor advanced shipment notice (ASN) data.

This dynamic information exchange is necessary to keep pace with the industry's needs. CatalystCommand VQM replaces more error-prone paper-based audits with an electronic auditing procedure to certify vendors' ASN process and continually monitor the accuracy of ASN data against actual shipment and carton contents. The audits uncover vendor compliance issues, identifying the causes and frequency of violations. Results can be used to keep vendors updated on how well their ASN program is working, so errors can be eliminated before they turn into charge back issues.

CatalystCommand™ YMS

The CatalystCommand Yard Management System module (CatalystCommand YMS) extends control and visibility into the supply chain by providing real time access to trailer content early in the supply chain and by providing control of carriers and trailers in the yard. CatalystCommand YMS prioritizes receipts, manages inbound and outbound trailers, and improves the customer's relationships with carriers through objective compliance checking and rapid access to trailer availability. CatalystCommand YMS provides the user with the ability to:

- Manage the flow of different types of trailers with varying characteristics including length, tare weight, weight limit, and door type;
- Automatically assign work in priority order to yard employees, which is synchronized with warehouse activities;
- Simplify yard maintenance by supporting the process of receiving and dispatching trailers for multiple warehouses based upon a single point of entry or exit, as well as multiple points of entry or exit for a single warehouse;
- Validate the trailers in the yard and their current locations to maintain yard accuracy;
- Improve control of inbound inventory by automatically controlling which trailers are moved to the docks using the trailer's priority, keeping dock usage to maximize efficiency;
- Place docks, locations, or trailers on hold;
- Track key information about carriers that deliver to the warehouse; and
- Improve gate functions by managing entry and exit of trailers from the yard as radio frequency-driven processes.

CatalystCommand™ Wizard

The CatalystCommand Wizard is a PC-based set-up tool with a graphical user interface that guides users through a step-by-step configuration of the WMS based on the physical characteristics of their warehouse.

CatalystCommand Wizard works like any other wizard tool and requires the CatalystCommand user to complete a series of choices in a pre-determined sequence. CatalystCommand Wizard contains a graphical representation of actual warehouse components, along with descriptions and default data to guide users through a logical progression of setting up the physical characteristics of their warehouse. Major features include the ability to:

- Set-up vehicles, zones, and storage devices within the warehouse;
- Assign vehicles and storage devices to specific zones and location classes; and
- Define item families and item strategies.

Working in coordination with CatalystCommand, the tool performs a series of validations and edit routines as user data is entered, ensuring that business rules are enforced. Key benefits of CatalystCommand Wizard include reduced set-up time and simplification of the set-up process.

Services Overview

Catalyst offers customers a broad array of implementation and SCE performance improvement services to help customers take full advantage of our deep understanding of the strategies, processes, and technology that underpin the most successful distribution centers. We collaborate with our customers from the onset of an engagement to make certain our software products and services address their priority needs and will work effectively in their distribution centers.

Catalyst has several groups responsible for offering services and customer support to ensure customer satisfaction; these groups include Engagement Services, Customer Education and Training, Customer Support, Consulting Services, Facilities Management, and Enabling Technologies.

CatalystConnect™ Implement (Engagement Services)

Our Engagement Services group offers a proprietary implementation methodology to ensure that the customer's SCE solution is delivered on time, on budget, and on target to meets its business objectives. Catalyst's implementation methodology consists of training, business scenario development, configuration of the software, a conference room pilot (CRP), project management, and implementation support services. The CRP is a critical element of the Catalyst approach that allows our customers to work hands-on with configured software in a practice environment at our headquarters. The CRP enables Catalyst and our customers to model warehouse management operations, prototype and validate customer business requirements, and resolve operating issues prior to live implementation.

As an SAP Logistics Execution Solution (LES) integrator, we plan to leverage our focus on SAP LES and warehouse management to participate in TeamSAP™ projects along with SAP and other SAP implementation partners, increasing implementation success and long-term serviceability for SAP LES.

CatalystConsult™ Trainer (Customer Education and Training)

Catalyst's Customer Education and Training team provides education and training on the use, administration, and configuration of our SCE software products. Our approach employs a mixture of "train the trainer" and "train the user." Typically, customer employees from operations and information systems participate in the training. We provide in-depth documentation, structured training classes, and hands-on training for our software products. Catalyst University offers a series of continuing education courses for current customers, value-added resellers (VARs), and other partners.

CatalystCare™ (Customer Support)

Our Customer Support group offers customers with assistance 24 hours a day/7 days a week. Following installation of CatalystCommand, customers receive assistance with the operation of the software and obtain telephone support. Customer support may be purchased at the customer's option. Catalyst offers customers more choices through its multi-tiered CatalystCare Support Plans. These flexible plans feature a comprehensive menu from which users can select different levels of support in terms of telephone access, response times, resolution times, reporting and value-added services.

Catalyst developed a world-class customer service center called the Supply Chain Execution Competency Center (SCE Competency Center) in 1999. The SCE Competency Center supports both SAP LES and Catalyst SCE software products. As a customer support center for implementations of SAP LES and Catalyst SCE software products, we provide training, consulting, and support services. Under our alliance with SAP, we deploy our world-class service organization to implement and provide support for customer and TeamSAP partner requests, including a support hot line, implementation services, and on-site support for SAP LES in North America. Ongoing customer support services monitor system performance and facilitate software configurations, modifications, upgrades, and troubleshooting, as needed.

CatalystConsult™ (Consulting Services)

With our Consulting Services team, we plan to address both the pre-implementation and post-implementation needs of our customers. This includes pre- and post-implementation audits, physical inventory, item measurement, warehouse optimization, time-standards development, inbound packaging evaluation, and warehouse simulation.

CatalystCare Complete™ (Facilities Management)

Our Facilities Management representatives provide the resources and expertise necessary to help customers manage their supply chain systems and information technology (IT) facilities more efficiently. Services include scheduled remote machine or database management, full-time on-site WMS and IT infrastructure management and support as well as temporary assistance from experienced staff. Because each customer has different needs, we collaborate with each customer to develop a customized service offering with the right level of hands-on support and the right mix of dedicated and temporary resources, both on-site and on-call.

Hardware and Enabling Technologies

We resell a variety of hardware products developed and manufactured by third parties in order to provide our customers with an integrated distribution center management solution. These products include computer hardware, radio frequency terminal networks, bar code printers and scanners, and other peripherals. We resell all third-party hardware products pursuant to agreements with manufacturers or through distributor-authorized reseller agreements pursuant to which we are entitled to purchase hardware products at discount prices and to receive technical support in connection with product installations and any subsequent product malfunctions. We generally purchase hardware from our vendors only after receiving an order from a customer. As a result, we do not maintain hardware inventory.

Product Strategy and Services

Catalyst's strategy is to provide customer-driven, value-added software products and services based on an open, modular technology that are focused on our customers' business goals. Our vision is to be the sole resource our customers need to install, integrate, and manage world-class SCE software products that minimize risk and maximize the long-term value of our customer's investment.

Customer-Driven Software Products And Services

Catalyst believes the two keys to world-class performance for scalable supply chains are automating processes and enabling simple, real-time communication among people, systems, and equipment. We help customers meet these needs through software products and services designed for optimal reliability, performance, and flexibility.

Our value-added strategy requires us to be ahead of the curve on industry trends and developments. We see over time expansion of supply chain visibility software applications to address the industry-wide information gap that currently exists between SCP and SCE. Tools for tracking the location of inventory or the status of orders throughout the supply chain will become commonplace. As collaborative commerce becomes an integral component of world-class customer service, new software applications will be developed featuring sophisticated capabilities for planning, forecasting, and harvesting business intelligence – both from the SCP and SCE sides of the enterprise. Such software, for example, will be able to identify capacity constraints in all facets of the supply chain, including transportation, global logistics, and distribution. Additionally Catalyst acknowledges and embraces the focus of the major ERP providers in the SCE space. To that end, Catalyst's strategy includes:

- Continuing to implement our technology vision toward a fully component based architecture, database and platform independence, and conformance to emerging technology standards;
- Enhancing the information flow between our existing supply chain partners;
- Developing additional value-added software applications that transact with multiple business partners within the supply chain;
- Providing functionality that will give users a corporate view of inventory in a multiple distribution center environment with the capability to view it at the store or customer level;
- Taking the next steps with our messaging and alerting capabilities and developing actionable, intelligent response mechanisms to rapidly handle exception events;
- Forging new partnerships to meet these needs and broadening our footprint in the SCE market;
- Developing integrated feedback capabilities in our software products to support predictive analysis and enable automatic rebalancing of inventory, schedule, and order handling; and
- Developing expansion products that enhance CatalystCommand and have the capability to be deployed in support of an ERP SCE solution.

The net effect of these anticipated developments will be significant increases in inventory velocity and process efficiency while enabling customers to lower system inventory carrying levels without increasing risk.

Within the "fence" of the distribution/warehouse facility, Catalyst will continue to expand our deep product functionality to provide more attractive, modular software products to our selected vertical markets. We expect to achieve formal FDA certification compliance to 21 CFR Part 11 requirements for security, electronic records validation, and electronic signature verification. We will continue to focus on planning and simulation software tools that give a clearer, more detailed picture of critical personnel, equipment, and space requirements earlier in the cycle. Current add-on software products such as CatalystCommand VQM, CatalystCommand Simulator, and CatalystCommand YMS modules will become WMS independent, and CatalystCommand will also become platform and database independent. We will continue to embrace new technologies – and work with innovative partners – to maintain an industry leading position.

From a services and software products perspective, we will move aggressively to expand our already robust services and implementation skills beyond our own product offerings. Catalyst, which currently supplies multiple levels of support for SAP's LES, will provide after-market support services for additional partner products central to the supply chain. In addition, we will improve our skill sets to provide implementation services and ongoing technology infrastructure management options for our customers.

Strategic Alliances

Catalyst intends to provide expanded capabilities to our software products through key strategic alliances. We have not only relied on our own innovations and internal capabilities, but the technology, skills, and knowledge of other leading vendors in the supply chain industry. Many components of CatalystComplete are made available through our supply chain software partners.

In 1999, Catalyst and SAP AG, a leading supplier of ERP software, entered into an advanced strategic alliance. In connection with this alliance, SAP America, Inc., a subsidiary of SAP AG, acquired, at the time of purchase, a 9.7% ownership position in Catalyst.

To provide a complete product offering for our customers, Catalyst and SAP initiated joint programs to set a new standard for integration. These include the joint development of the SAP advanced interface for integrating CatalystCommand and SAP's LES with R/3™ and mySAP.com™, the designation of Catalyst as a principal service provider for implementation and modification of SAP's LES, and having Catalyst serve as a North American support center for SAP's LES software products. We believe our customers will benefit from the complementary expertise of the two companies and that we are well positioned to extend our market presence.

Develop Additional Markets

Catalyst has customers in several different industries, falling into several major vertical market categories. Our vertical market strategy targets industries that have the most demanding supply chain requirements, since this will enable us to leverage our expertise and experience for competitive advantage. We have a dedicated sales group for each of our vertical markets – motor vehicle/parts (including automotive, aerospace, and parts distribution), retail, consumer goods, process goods (including pharmaceuticals and specialty chemicals), and cross-industry applications – which will continue to be our primary focus for the next 12 to 24 months. These sales teams will also explore opportunities to expand our presence in sub-categories of these markets (e.g., discount stores and direct-to-consumer in the retail sector), as well as selected horizontal markets (e.g., third party logistic providers).

Catalyst supports the needs of various distribution models including traditional distribution, push/pull, flow, Internet fulfillment, and any combination. We believe the expertise we have developed in each of these markets through our customer base provides us with a significant competitive advantage in selling to prospective customers where similar functionality is required.

Expand Worldwide Distribution

Catalyst's United Kingdom subsidiary, Catalyst WMS International Limited, was established in 1994 in London, England to sell, service, and support Catalyst software products in certain international markets. We plan to continue to increase our international business through an aggressive effort to recruit and manage VARs in selected foreign markets, such as the fast-growing markets of Latin America and Europe. These VARs work together with Catalyst personnel in obtaining agreements for global, multi-site installations with multi-national customers. CatalystCommand is currently available in English, French, Italian, Portuguese, German, and Spanish.

Evaluate Acquisition Opportunities

We intend to pursue strategic acquisitions of technologies, products, and businesses that enable us to enhance and expand our software product and service offerings.

Product Development

Catalyst offers a collaborative information-rich suite of products and services that provides complete SCE functionality for supply chains worldwide. We intend to continue to introduce new product and service offerings, upgrade the functionality of our existing products, and establish partnerships to support this strategy. We work closely with our customers and prospective customers to understand their requirements and to design enhancements, new products, and services that meet their needs. All product development is performed by our employees or by contract personnel under our management. Product development costs were $4.7 million in 2002, $5.2 million in 2001, and $5.3 million in 2000.

Sales and Marketing

Catalyst markets and sells software and services in North America, Europe, and Latin America through direct sales and channel partner organizations. Our products are operating in Australia, Brazil, Canada, El Salvador, France, Germany, Guatemala, Holland, Ireland, Italy, Mexico, Spain, the United Kingdom, and the United States. Our UK subsidiary is responsible for the sale, service, and support of Catalyst software products in certain international markets.

In Latin America and Europe, Catalyst utilizes the assistance of VARs to sell and assist in implementation and support of our software products. We plan to continue strengthening our presence in these regions through our relationships with supply chain participants and enterprise software vendors and by developing close relationships with system integrators in those regions.

To support our sales force, we conduct comprehensive marketing programs which include direct mail, public relations, seminars, trade shows, joint programs with vendors and consultants, and ongoing customer communication programs. Our sales cycle begins with the generation of a sales lead or the receipt of a request for proposal (RFP) from a prospective customer, which is typically followed by the qualification of the lead or prospect, an analysis of the customer's needs, response to the RFP, one or more presentations or product demonstrations, a visit to a similar or representative warehouse running our software products, and finally, contract negotiation and execution.

Catalyst believes that, with over 20 years of experience in the WMS industry, our software is established, proven, and accepted in the marketplace. We further believe that the level of expertise found throughout our organization includes some of the best in the industry in design, development, implementation, and support. Catalyst has created a team of employees, vendors, and consultants who are recognized as experts and leaders in their respective fields, which allows us to provide our customers with a strong resource of products, services, and knowledge. This resource should help our customers stay competitive in their respective industries.

As of December 31, 2002, the sales and marketing organization was based in Catalyst's headquarters in Milwaukee, Wisconsin, in the London office, and in satellite offices located throughout the United States.

Proprietary Rights and Licenses

Catalyst relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, license agreements, and other contractual provisions to protect our proprietary information. We have no patents or patent applications pending. Due to the rapid pace of change in the computer software industry, we believe that trade secret and copyright protection are less significant in affecting our business, results of our operations, or financial condition than factors such as the knowledge, ability, and experience of our employees, frequent product enhancements, and timeliness and quality of support services. Catalyst typically grants the right to use Catalyst software products under a perpetual license, which is generally non-transferable and solely for the customer's internal operations at designated sites. Under the terms of our license agreements, Catalyst generally owns all modifications to our software that are developed and implemented for a customer.

Customers

Catalyst's mission is to be the dominant firm in the tier-one market segment. Tier-one customers are characterized by the size, complexity, and volume of their distribution facilities and supply chain network. While most Fortune 1000 firms are tier-one, the segment is not limited to these firms. Tier-one distribution facility characteristics typically include: size of 200,000 square feet or more, volumes of 10,000 items per day or more, at least 75 concurrent users, extensive use of automated material handing equipment, radio frequency devices and bar coding, complex warehousing strategies, and other non-standard requirements such as hazardous materials, refrigeration, etc.

In the year ended December 31, 2002, Catalyst had one customer that accounted for more than 10% of total revenues. The customer represented $4.2 million or 13.1% of our total revenues. This customer's spending increased during 2002 due to the timing of a significant project. We anticipate that this customer will not continue to exceed 10% of our revenues. We do not believe that the loss of any single customer would have a material adverse effect upon our business, results of operations, or financial condition.

Catalyst has historically relied on its key vertical markets for a substantial portion of revenues. We do not, however, intend to focus solely on these markets for future sales and do not anticipate that we will depend on any single market for a substantial portion of our sales.

As of December 31, 2002, backlog was approximately $9.6 million, compared with approximately $6.5 million as of December 31, 2001. We believe that all backlog amounts should be filled in 2003. For these purposes, backlog is defined as revenues to be recognized from contracts that have been signed.

Competition

The SCE software industry continues to be highly fragmented with a number of competitors. Catalyst's competitors, including publicly and privately held companies, focus either on WMS or SCE, or offer a comprehensive software offering of which warehouse management is a part.

The competitive factors affecting the market for our software and services include: corporate and product reputation, features and functionality, vertical market expertise, customer configurability, effective and timely implementation, availability of products on open computer platforms, ability to interface with existing customer's equipment and systems, ability to support radio frequency and bar code technology, quality of support services, real-time capabilities, RDBMS technology, scalability, international capabilities, documentation and training, product quality, performance, and price. We believe that we compete effectively with respect to these factors, but there can be no assurance that we will continue to do so. See Competition in Exhibit 99.1.

Employees

As of December 31, 2002, Catalyst had 197 full-time employees worldwide, none of whom were represented by any collective bargaining organization. We have never experienced a work stoppage and consider relations with our employees to be good.

Item 2. Properties

Catalyst's corporate headquarters is approximately 62,000 square feet of leased office space in Milwaukee, Wisconsin. The term of the lease expires in January 2006, but Catalyst has the option to extend such term for an additional ten-year period. We lease approximately 6,500 square feet of additional office space in Milwaukee, Wisconsin. The term of this lease also expires in January 2006. Catalyst WMS International Limited leased approximately 6,000 square feet of office space in London, England, pursuant to a lease that expired in March 2003. Catalyst WMS International Limited now leases approximately 7,550 square feet of office space in Uxbridge, England, pursuant to a lease that expires in 2008. We believe that these existing facilities should be adequate for our needs through at least 2003.

Item 3. Legal Proceedings

On October 8, 1999, a former customer (the Claimant) instituted an arbitration proceeding against Catalyst with the American Arbitration Association in Milwaukee, Wisconsin. The Claimant alleged breach of warranty and sought relief in the form of monetary damages in excess of $1.9 million. An arbitration award was issued on January 2, 2002 in favor of the Claimant in the amount of $799,840, plus interest at 5% from December 7, 2001. We filed a motion to vacate this award for non-compliance with the applicable arbitration procedures. On January 29, 2002, the Claimant filed a petition to confirm the award. On November 22, 2002, the District Court ruled in favor of Catalyst's motion to vacate the arbitration award and denied the claimant's petition to confirm the award. The claimant appealed this decision to the 7th Circuit Court of Appeals. We believe that because we have adequately reserved for this matter, the outcome of this proceeding will not have a material effect on our financial position or results of operations.

Catalyst is involved in various other claims and legal matters of a routine nature which are being handled in the ordinary course of business. Although it is not possible to predict with certainty the outcome of these unresolved claims and legal matters or the range of possible loss or recovery, we believe that these unresolved claims and legal matters will not have a material effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2002.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Through February 26, 2003, shares of Catalyst's common stock were quoted on the Nasdaq Stock Market under the symbol CLYS. Effective February 27, 2003, shares of Catalyst's common stock are quoted on the Over-the-Counter Bulletin Board exchange under the symbol CLYS.OB. The following table represents the high and low price information for Catalyst's common stock for each quarterly period within the two most recent fiscal years.

	2002		2001	
	High	Low	High	Low
Quarters ended March 31,	$ 3.27	$ 1.80	$ 8.063	$ 4.750
Quarters ended June 30,	3.25	1.60	5.500	2.120
Quarters ended September 30,	2.10	1.13	3.960	1.560
Quarters ended December 31,	1.70	0.41	3.910	1.520

Source: Yahoo (2002) Nasdaq Online^{SM} (2001) Internet Site

On March 24, 2003, there were approximately 1,275 beneficial owners, 155 of which were record holders.

Prices listed above are determined by the over-the-counter market and as such, over-the-counter market quotations reflect inter-dealer prices, without retail mark-up or commission, and may not necessarily represent actual transactions.

Catalyst has never paid cash dividends on its common stock. Our policy has been to retain cash from operations to provide funds for the operation and expansion of our business. Accordingly, we do not anticipate paying cash dividends in the foreseeable future.

Item 6. Selected Financial Data

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

Years Ended December 31,	2002	2001	2000	1999	1998
Consolidated Statements of Operations Data:					
Revenues:					
Software	$ 4,817	$ 2,760	$ 8,451	$ 7,575	$ 8,741
Services and post-contract customer support	20,307	23,960	28,222	25,599	21,890
Hardware	7,146	5,784	5,337	7,386	3,282
Total Revenues	32,270	32,504	42,010	40,560	33,913
Cost of Revenues:					
Software	1,233	963	797	606	525
Services and post-contract customer support	13,984	17,681	16,632	14,921	14,583
Hardware	5,794	4,840	4,361	6,260	2,759
Total Cost of Revenues	21,011	23,454	21,790	21,787	17,867
Gross Margin	11,259	9,020	20,220	18,773	16,046
Operating Expenses:					
Product development	4,676	5,200	5,301	7,638	3,412
Sales and marketing	9,625	9,008	9,254	7,159	5,494
General and administrative	4,075	6,622	4,793	6,574	4,177
Restructuring and other charges	1,160	1,927	–	398	–
Asset impairment charges	–	5,697	–	3,190	–
Total Operating Expenses	19,536	28,454	19,348	24,959	13,083
Income (loss) from operations	(8,277)	(19,434)	872	(6,186)	2,963
Other income, net	2,860	508	891	573	217
Income (loss) before provision for income taxes	(5,417)	(18,926)	1,763	(5,613)	3,180
Provision for income taxes	–	–	–	–	100
Net Income (Loss)	$ (5,417)	$(18,926)	$ 1,763	$ (5,613)	$ 3,080
Net Income (Loss) per share – diluted	$ (0.69)	$ (2.38)	$ 0.21	$ (0.77)	$ 0.42
Shares used in computing diluted net income (loss) per share	7,795	7,962	8,452	7,288	7,383
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 3,005	$ 7,906	$21,201	$ 21,169	$ 8,555
Working capital (deficiency)	(4,392)	1,554	19,773	20,388	9,530
Total assets	18,036	23,891	38,605	35,563	25,557
Long-term debt, less current portion	2	30	166	181	412
Total shareholders' equity	779	6,192	25,645	23,281	15,403

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis contains statements that are forward-looking. These statements are based upon current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially due to of factors discussed in Exhibit 99.1.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

Catalyst derives revenue from the sale of software, services and post-contract customer support (PCS), and hardware. PCS includes telephone support, bug fixes, and rights to upgrades on a when-and-if-available basis. Services range from installation, training, and basic consulting to software modification and customization to meet specific customer needs. In software arrangements that include rights to multiple software products, specified upgrades, PCS and/or other services, Catalyst allocates the total arrangement fee to each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

Software

For software with insignificant modifications, Catalyst recognizes that portion of the revenue allocable to software and specified upgrades upon delivery of the software product or upgrade to the end user, provided that it is considered collectible. For software with significant modifications, Catalyst recognizes the revenue allocable to the software on a percentage of completion method, with progress to completion measured based upon labor time expended.

Post-Contract Customer Support

Revenue allocable to PCS is recognized on a straight-line basis over the period the PCS is provided.

Services

Arrangements that include professional services are evaluated to determine whether those services are for modification of the software product or for the normal implementation of Catalyst software products. When professional services are considered part of the normal implementation process, revenue is recognized monthly as these services are invoiced. When professional services are for a modification of the software itself, an evaluation is made to determine if the modification requires more than 50 person-days of work. If the modification will exceed 50 days of effort, revenue is recognized using contract accounting on a percentage completion method with progress to completion measured based upon labor and time expended. When the modification is estimated to be fewer than 50 days, the revenue is recognized as invoiced.

Hardware

Revenue on hardware is recognized when the hardware is shipped by the hardware vendor and title has transferred to the customer.

Contract Accounting

For arrangements that include significant customization or modification of the software, revenue is recognized using contract accounting. Revenue from these software arrangements is recognized on a percentage of completion basis, with progress to completion measured based upon labor time expended. Catalyst reserves for project cost overruns when such overruns are identified. We recognize project cost overruns when we will exceed our budgeted number of days on a project. The reserve is based on a standard cost per day.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. We recognize reserves for bad debts based on the length of time the receivables are past due ranging from 5% to 100% for amounts more than 120 days past due for which a corresponding deferred revenue does not exist. Specific customer reserves are based upon our assessment of deviations in historical payment trends, the age of the account, and ongoing communications with our customers by both the finance and sales departments. For amounts less than 120 days past due, a small percentage is typically reserved based upon our historical experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Legal Accruals

As discussed in Note 11 of our consolidated financial statements, as of December 31, 2002, we have accrued our best estimate of the probable cost for the resolution of a claim with a former customer. This estimate has been developed in consultation with outside counsel. To the extent additional information arises or our strategies change, it is possible that our best estimate of our probable liability in this matter may change.

Catalyst is involved in various other claims and legal matters of a routine nature which are being handled in the ordinary course of business. Although it is not possible to predict with certainty the outcome of these unresolved claims and legal matters or the range of possible loss or recovery, we believe that these unresolved claims and legal matters will not have a material effect on our financial position or results of operations.

Impairment Charges

We review our long-lived assets for impairment whenever events or circumstances occur which indicate that we may be unable to recover the recorded value of the affected long-lived assets. There were no impairment charges for 2002, compared to $5.7 million in 2001.

REVENUE

Catalyst's revenues are derived from software, services and PCS, and hardware. Total revenues decreased by 0.7% to $32.3 million in 2002 and decreased by 22.6% to $32.5 million in 2001. We believe that the flat revenues in 2002 were due primarily to project delays and longer sales cycles tied to global economic conditions. The following table sets forth, by category, revenues, percentage change year-over-year, and percentage of total revenues for the years indicated:

	Net Revenues (In thousands)			Percentage Change (Year-over-year)		Percentage of Total Revenues		
	2002	2001	2000	**2002**	2001	2002	2001	2000
Software	**$ 4,817**	$ 2,760	$ 8,451	**74.5%**	(67.3)%	14.9%	8.5%	20.1%
Services and PCS	**20,307**	23,960	28,222	**(15.3)**	(15.1)	62.9	73.7	67.2
Hardware	**7,146**	5,784	5,337	**23.6**	8.4	22.2	17.8	12.7

International revenues increased 9.7% to $5.6 million in 2002 and decreased 18.8% to $5.1 million in 2001. International revenues accounted for 17.5%, 15.8%, and 15.1% of total revenues in 2002, 2001, and 2000, respectively. The increase in international revenues in 2002 was due primarily to an increase in UK sales. The decrease in 2001 occurred primarily to a decrease in software revenues attributable to international customers.

Software

Software consists of revenues from the sale of Catalyst's products and related add-on third party software products. Software revenues increased by 74.5% to $4.8 million in 2002 and decreased by 67.3% to $2.8 million in 2001. Software revenues may fluctuate based upon the size and quantity of new or add-on license agreements, as well as the progress toward completion for contracts that are accounted for using contract accounting.

Catalyst follows the software revenue recognition practices set forth in Statement of Position 97-2, "Software Revenue Recognition," as amended, as issued by the American Institute of Certified Public Accountants. For projects requiring "significant" modifications to our products, we use contract accounting procedures based upon percentage of completion to recognize revenue, provided that such amounts are reasonably collectible. Software revenue for projects with few or no modifications is recognized upon reaching contract milestones, to the extent that payment is fixed and determinable and considered collectible.

Services and PCS

Services and PCS revenues are derived from software modifications, professional services, and PCS agreements. Services and PCS revenues decreased by 15.3% to $20.3 million in 2002 and decreased by 15.1% to $24.0 million in 2001. The following table sets forth the components of services and PCS revenues as a percentage of total revenues for the years indicated:

	2002	2001	2000
Software modifications	18.1%	20.1%	17.8%
Professional services	12.8	25.2	28.0
PCS agreements	32.0	28.4	21.4
	62.9%	73.7%	67.2%

Software modifications are determined during the customer's CRP and consist of changes to the software to facilitate specific functionality desired by the customer. We believe that as we sell CatalystCommand and other products, future modification revenues as a percentage of total revenues could decrease due to the increased functionality of newer releases of our products; however, the relationship is dependent upon the variety of modifications that the individual customer specifies.

Professional services revenues are derived from implementation services, performance of the CRP, technical services, project management, and education services. Professional services revenues decreased in 2002 due to fewer new products sold. Professional services revenues are recognized based on the number of days of work actually performed.

Customers typically enter into an agreement for PCS at the time they license CatalystCommand and, generally pay for the first year of PCS in advance. PCS revenues are recognized ratably over the term of the PCS agreement. The increase in PCS revenues in 2002 was due primarily to new PCS (CatalystCare) agreements and renewal of existing PCS agreements.

Hardware

Hardware consists primarily of computer hardware, radio frequency equipment, and printers that we sell to our customers on behalf of hardware and other equipment manufacturers. Hardware revenues increased by 23.6% to $7.1 million in 2002 and increased by 8.4% to $5.8 million in 2001.

COST OF REVENUES

Cost of Software

Cost of software consists of the cost of related add-on third party software products and the amortization of capitalized software development costs. The cost of software was $1,233,000, $963,000, and $797,000 in 2002, 2001, and 2000, respectively. As a percentage of software revenue, the costs were 25.6%, 34.9%, and 9.4% in 2002, 2001, and 2000 respectively. The increase in cost of software was due to the amortization of certain capitalized software costs.

Cost of Services and PCS

Cost of services and PCS consists primarily of personnel and related costs for the performance of software modifications, professional services, and PCS. Cost of services and PCS as a percentage of services and PCS revenues were 68.9%, 73.8%, and 58.9% in 2002, 2001, and 2000, respectively. Cost of services and PCS decreased in 2002 as a percentage of total services and PCS revenues due to fewer new services and PCS contracts.

Cost of Hardware

Cost of hardware consists of the cost of computer hardware, radio frequency equipment, and printers sold by us on behalf of the equipment manufacturers. We do not inventory or service hardware items, but make them available to customers who desire a turnkey solution. Cost of hardware was $5.8 million, $4.8 million, and $4.4 million in 2002, 2001, and 2000, respectively. As a percentage of hardware sales, the cost was 81.1%, 83.7%, and 81.7% in 2002, 2001, and 2000, respectively.

Operating Expenses

Product Development

Product development costs are expenses associated with research and development, including costs of engineering personnel and related development expenses such as software tools, training, and documentation. Product development costs decreased 10.1% to $4.7 million in 2002 and decreased slightly to $5.2 million in 2001. Product development costs decreased in 2002 due primarily to fewer products being developed. Product development costs represented 14.5%, 16.0%, and 12.6% of total revenues in 2002, 2001, and 2000, respectively.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries; commissions; and marketing, promotional and travel expenses paid to or on behalf of sales and marketing personnel. Sales and marketing expenses increased 6.8% to $9.6 million in 2002 and decreased slightly to $9.0 million in 2001. In general, the increase in sales and marketing expenses in 2002 was due to the company re-branding and increased focus on international sales. Sales and marketing expenses represented 29.8%, 27.7%, and 22.0% of total revenues in 2002, 2001, and 2000, respectively.

General and Administrative

General and administrative expenses consist primarily of the salaries of administrative, executive, finance, human resource, and quality assurance personnel. General and administrative expenses decreased by 38.5% to $4.1 million in 2002 and increased by 38.2% to $6.6 million in 2001. General and administrative expenses represented 12.6% of total revenues in 2002, 20.4% in 2001, and 11.4% in 2000. In 2002, general and administrative expenses decreased as a percentage of total revenue compared to 2001 due to a reduction of $1.7 million in legal expense and a reduction of $900,000 in charges to the allowance for doubtful accounts, which were incurred during the same period in 2001.

Other Operating Expenses, Investment Income (Loss), and Income Taxes

Restructuring, Impairment, and Other Charges

During 2002, restructuring charges decreased by 39.9% to $1.2 million. During 2002, Catalyst recorded an aggregate charge of $1.2 million which consisted of non-compete amortization of $515,000 related to the former president's non-compete agreement and $645,000 related to severance payments and outplacement services related to workforce reductions in 2002. The severance payments and outplacement services were paid in cash during 2002, except for approximately $189,000 which was paid in 2003. The obligations under the non-compete agreement were also paid in 2002.

During 2001, there were several events that resulted in an aggregate charge of $7.6 million, which represented restructuring and other charges of $1.9 million and asset impairment charges of $5.7 million. The former president and chief executive officer resigned in March 2001. Catalyst recorded charges aggregating $1.1 million relating to amortization of a non-compete agreement and other expenses related to his resignation. In the third quarter of 2001, Catalyst initiated a restructuring plan and overall workforce reduction of approximately 15%. Charges of $796,000 were recorded for severance payments and outplacement services related to this workforce reduction. Catalyst also reviewed the carrying values of certain licensed technology and capitalized software development costs and recorded an impairment charge of $5.7 million to adjust the carrying values of such assets to their estimated fair market values. All cash expense amounts were disbursed in the year ended December 31, 2001, except for approximately $183,000, which was paid in 2002. The obligations under the non-compete agreement were also paid in 2002.

Other Income and Expense

Other income consists primarily of interest income and interest expense and does not have a material impact on operating results.

During 2002, miscellaneous income included a $2.8 million gain resulting from the termination of an agreement with Kewill Systems, PLC (Kewill). Under the termination agreement, Kewill agreed that no further obligations were required to be performed by Catalyst in connection with the previously executed services agreement. Accordingly, deferred revenue that had previously been recorded related to the future obligations was written off.

Income Tax Expense

At December 31, 2002, Catalyst was not subject to regular income taxes because we had net operating loss carry-forwards of approximately $38 million for federal and state income tax purposes. We were not subject to alternative minimum tax (AMT) in 2000. In 2002 and 2001, no income tax expense was recorded as we incurred a net loss for both financial and income tax reporting purposes. No net deferred tax expense (credit) was recorded in any of the three years reported as we continue to record a valuation allowance to reserve for the net deferred tax asset.

Liquidity and Capital Resources

In 2002, Catalyst used $4.9 million in cash; $3.7 million was used in operating activities, $1.7 million was used in investing activities for capital expenditures, capitalized software development costs, and the purchase of licensed technology; $602,000 was provided by a borrowing on the line of credit; and $118,000 was used for payments on capital lease obligations. In 2001, we used $13.3 million in cash; $3.9 million was used in operating activities, $8.6 million was used in investing activities for capital expenditures, capitalized software development costs, and the purchase of licensed technology offset by the proceeds from the sale of equipment and internal use software; $263,000 was used for payments on capital lease obligations; and $548,000 was used to purchase common stock for treasury. In 2000, we generated $31,000 in cash; $4.3 million was generated by operating activities, $4.5 million was used in investing activities for capital expenditures and capitalized software development costs, $1.1 million was generated by employees' exercise of stock options, $404,000 was used for payments on capital lease obligations and $482,000 was used to purchase common stock for treasury.

Capital expenditures totaled $257,000, $1.1 million, and $2.7 million in 2002, 2001, and 2000, respectively. Capital expenditures decreased in 2002 due to cost control measures implemented during the second half of 2001.

In 2001, Catalyst repurchased 257,944 shares of common stock under provisions of a stock repurchase program adopted by the board of directors on March 21, 1996. In 2000, Catalyst repurchased 99,068 shares of common stock under this program.

As of December 31, 2002, Catalyst had $3.0 million in cash and cash equivalents and negative working capital of $4.4 million. In March 2003, we entered into a $1.0 million line of credit (the Revolving Credit Facility) with First National Bank of Muscatine. The Revolving Credit Facility bears interest at 3.5% and expires on March 17, 2004. Advances under this line are contingent upon First National Bank of Muscatine at all times having collateral in its control in the form of cash. As a result, this facility cannot be relied upon as a material source of continuing liquidity. In March 2003, Catalyst also obtained a $1 million term loan with First National Bank of Muscatine. This loan bears interest at the prime rate plus 1.25 %, requires quarterly interest payments and is secured by substantially all of Catalyst's assets. The minimum interest rate under this facility is 5.25% and expires on March 17, 2004. Proceeds from this facility were used to pay off $602,000 of borrowings outstanding under a previous line of credit. In conjunction with this agreement, Catalyst entered into a collateral fee and security agreement with certain directors who pledged additional collateral to secure this loan. The annual fee to the pledgors is 3.5% of their respective share of pledged collateral.

At December 31, 2002, accounts receivable increased by 2.9%, or $265,000, compared to December 31, 2001. In addition, at December 31, 2002, Catalyst had reserves of $475,000 for doubtful accounts and $105,000 for known and estimated project cost overruns. This compares to $900,000 and $147,000, respectively, for the same reserves at December 31, 2001. We believe we have adequately provided for potential risks with respect to accounts receivable and project reserves known or anticipated at this time.

Our future capital requirements will depend on numerous factors including the level and timing of revenue, the resources we devote to marketing and selling our products and services, and our future investments in product development. We currently anticipate that our current cash and cash equivalents will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. However, any projections of future cash needs in cash flows are subject to uncertainty. Based on our current strategy, we believe we will require funds to finance our longer term strategy. It is our current intention to raise approximately $3-5 million dollars of additional financing via private placement or a registered stock offering for general corporate purposes and potential acquisitions. Additional financing may not be available to us on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may not be able to continue to expand our business operations and execute our strategy which could harm our business, results of operations, and financial condition.

The following summarizes our contractual obligations at December 31, 2002 and the effect those obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

Contractual Obligations	Total	Less Than 1 Year	Years 1-3	Years 4-5	Over 5 Years
Non-cancelable operating lease obligations	$ 3,168	$ 763	$ 1,695	$ 664	$ 46
Non-cancelable capital lease obligations	32	29	3	–	–
Bank line of credit	602	602	–	–	–
Total contractual obligations	$ 3,802	$ 1,394	$ 1,698	$ 664	$ 46

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Catalyst does not believe that we have material exposure to market risk with respect to any investments as we do not use market rate-sensitive instruments for trading or other purposes. For purposes of the consolidated statements of cash flows, we consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of investments in money market funds and commercial paper. The cost of these securities, which are considered as "available for sale" for financial reporting purposes, approximated fair value at both December 31, 2002 and 2001. There were no realized gains or losses in any of the three years in the period ended December 31, 2002.

Item 8. Financial Statements and Supplementary Data

Quarterly Results

The following table sets forth unaudited consolidated statements of operations data for each of the quarters in the years ended December 31, 2002 and 2001. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in our opinion, includes all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the information for the quarter presented. Certain amounts in the first and second quarters of 2001 were reclassified to conform to the December 31, 2001 presentation. The operating results for any quarter are not necessarily indicative of the results for any future period.

Quarters Ended	**12/31/02**	**09/30/02**	**06/30/02**	**03/31/02**	12/31/01	09/30/01	06/30/01	03/31/01
(In thousands, except per share data)								
Revenues:								
Software	**$ 729**	**$ 1,788**	**$ 1,151**	**$ 1,149**	$ 908	$ 433	$ 370	$ 1,049
Services and post-contract customer support	**4,120**	**5,136**	**5,650**	**5,401**	5,298	6,438	6,317	5,907
Hardware	**2,812**	**827**	**1,889**	**1,618**	2,327	1,012	1,113	1,332
Total Revenues	**7,661**	**7,751**	**8,690**	**8,168**	8,533	7,883	7,800	8,288
Cost of Revenues:								
Software	**341**	**199**	**511**	**182**	330	219	178	236
Services and post-contract customer support	**3,220**	**3,389**	**3,680**	**3,695**	4,216	4,340	4,578	4,547
Hardware	**2,204**	**674**	**1,486**	**1,430**	1,991	791	999	1,059
Total Cost of Revenues	**5,765**	**4,262**	**5,677**	**5,307**	6,537	5,350	5,755	5,842
Gross Margin	**1,896**	**3,489**	**3,013**	**2,861**	1,996	2,533	2,045	2,446
Operating Expenses:								
Product development	**1,151**	**1,180**	**1,018**	**1,327**	1,312	1,242	1,458	1,188
Sales and marketing	**2,560**	**2,615**	**2,392**	**2,059**	1,762	2,265	2,489	2,492
General and administrative	**873**	**1,106**	**1,094**	**1,001**	916	1,151	1,355	3,200
Restructuring and other charges	**309**	**448**	**210**	**193**	367	852	708	-
Asset impairment charges	**-**	**-**	**-**	**-**	5,697	-	-	-
Total Operating Expenses	**4,893**	**5,349**	**4,714**	**4,580**	10,054	5,510	6,010	6,880
Loss from operations	**(2,997)**	**(1,860)**	**(1,701)**	**(1,719)**	(8,058)	(2,977)	(3,965)	(4,434)
Other income (expense), net	**(10)**	**2,833**	**45**	**(8)**	62	112	112	222
Net Income (Loss)	**$(3,007)**	**$ 973**	**$(1,656)**	**$(1,727)**	$ (7,996)	$ (2,865)	$ (3,853)	$ (4,212)
Net income (loss) per share:								
Basic	**$ (0.39)**	**$ 0.12**	**$ (0.21)**	**$ (0.22)**	$ (1.03)	$ (0.36)	$ (0.48)	$ (0.52)
Diluted	**$ (0.39)**	**$ 0.12**	**$ (0.21)**	**$ (0.22)**	$ (1.03)	$ (0.36)	$ (0.48)	$ (0.52)
Shares used in computing net income (loss) per share:								
Basic	**7,795**	**7,795**	**7,795**	**7,797**	7,797	7,991	8,020	8,040
Diluted	**7,795**	**7,841**	**7,795**	**7,797**	7,797	.7,991	8,020	8,040

The common stock is listed on the Over-the-Counter Bulletin Board® under the symbol "CLYS.OB." Since the initial public offering on November 16, 1995, the common stock has traded at a high of $21.625 per share and a low of $0.41 per share. As of March 24, 2003, there were 7,795,803 shares of common stock outstanding held by approximately 1,275 beneficial owners, 155 of which were record holders.

Consolidated Statements of Operations

Years Ended December 31,	2002	2001	2000
Revenues:			
Software	$ 4,816,763	$ 2,759,913	$ 8,451,526
Services and post-contract customer support	20,307,187	23,960,234	28,222,224
Hardware	7,146,243	5,783,723	5,336,708
Total Revenues	32,270,193	32,503,870	42,010,458
Cost of Revenues:			
Cost of software	1,232,778	962,830	797,117
Cost of services and post-contract customer support	13,984,357	17,681,132	16,632,253
Cost of hardware	5,794,409	4,840,001	4,361,113
Total Cost of Revenues	21,011,544	23,483,963	21,790,483
Gross Margin	11,258,649	9,019,907	20,219,975
Operating Expenses:			
Product development	4,676,048	5,200,691	5,300,762
Sales and marketing	9,625,196	9,007,688	9,254,354
General and administrative	4,075,100	6,622,065	4,793,251
Restructuring and other charges (Note 10)	1,159,268	1,927,098	–
Asset impairment charges (Note 10)	–	5,696,866	–
Total Operating Expenses	19,535,612	28,454,408	19,348,367
Income (Loss) From Operations	(8,276,963)	(19,434,501)	871,608
Other Income (Expense):			
Interest expense	(18,684)	(26,535)	(53,235)
Investment income	87,405	565,050	1,389,546
Miscellaneous income (expense) net (Note 12)	2,791,567	(30,437)	(444,773)
Total Other Income, Net	2,860,288	508,078	891,538
Net Income (Loss)	$ (5,416,675)	$(18,926,423)	$ 1,763,146
Earnings (loss) per share (Note 1):			
Basic	$(0.69)	$(2.38)	$ 0.22
Diluted	$(0.69)	$(2.38)	$ 0.21

See accompanying notes.

Consolidated Balance Sheets

December 31,	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 3,004,620	$ 7,906,342
Accounts receivable, net of allowance for doubtful accounts of $475,000 in 2002 and $900,000 in 2001	9,214,112	8,949,582
Prepaid expenses and other	508,606	650,971
Total Current Assets	12,727,338	17,506,895
Equipment and Leasehold Improvements:		
Computer hardware and software	7,223,289	7,169,718
Office equipment	2,380,231	2,372,316
Leasehold improvements	981,194	966,703
	10,584,714	10,508,737
Less accumulated depreciation	8,518,237	7,387,677
Total Equipment and Leasehold Improvements	2,066,477	3,121,060
Capitalized software development costs, net of accumulated amortization of $1,103,837 in 2002 and $479,376 in 2001	2,361,893	1,748,278
Intangible assets, net (Note 2)	880,668	1,514,718
Total Assets	$18,036,376	$23,890,951
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 3,616,993	$ 3,606,493
Accrued liabilities	1,678,448	1,347,886
Accrued professional and legal fees	1,142,683	1,583,084
Accrued non-compete obligation	–	1,090,000
Line of credit (Note 3)	601,599	–
Deferred revenues	10,050,869	8,206,654
Current portion of capital lease obligations (Note 4)	28,363	118,454
Total Current Liabilities	17,118,955	15,952,571
Noncurrent Liabilities:		
Capital lease obligations (Note 4)	2,442	30,495
Deferred revenues	33,763	1,565,281
Deferred rent (Note 4)	101,974	150,922
Total Noncurrent Liabilities	138,179	1,746,698
Commitments and contingencies (Notes 4 and 11)		
Shareholders' Equity (Notes 5 and 6):		
Preferred stock, $0.01 par value; 2,000,000 shares authorized; none issued or outstanding	–	–
Common stock, $0.10 par value; 25,000,000 shares authorized; shares issued: 9,216,078 in 2002 and 9,214,744 in 2001	921,608	921,474
Additional paid-in capital	43,690,241	43,686,140
Accumulated deficit	(38,038,786)	(32,622,111)
Treasury stock, at cost — 1,420,275 shares of common stock	(5,793,821)	(5,793,821)
Total Shareholders' Equity	779,242	6,191,682
Total Liabilities and Shareholders' Equity	$18,036,376	$23,890,951

See accompanying notes.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-in	Accumulated	Treasury	
	Shares	Dollars	Capital	Deficit	Stock	Total
Balances at December 31, 1999	8,939,264	$ 893,926	$42,609,592	$ (15,458,834)	$ (4,763,574)	$ 23,281,110
Purchase of common stock for treasury (Note 5)	–	–	–	–	(481,910)	(481,910)
Stock options exercised	261,679	26,168	1,056,843	–	–	1,083,011
Net income	–	–	–	1,763,146	–	1,763,146
Balances at December 31, 2000	9,200,943	920,094	43,666,435	(13,695,688)	(5,245,484)	25,645,357
Purchase of common stock for treasury (Note 5)	–	–	–	–	(548,337)	(548,337)
Stock options exercised	13,801	1,380	17,796	–	–	19,176
Compensation expense on stock options	–	–	1,909	–	–	1,909
Net loss	–	–	–	(18,926,423)	–	(18,926,423)
Balances at December 31, 2001	9,214,744	921,474	43,686,140	(32,622,111)	(5,793,821)	6,191,682
Stock options exercised	1,334	134	285	–	–	419
Compensation expense on stock options	–	–	3,816	–	–	3,816
Net loss	–	–	–	(5,416,675)	–	(5,416,675)
Balances at December 31, 2002	9,216,078	$921,608	$43,690,241	$(38,038,786)	$(5,793,821)	$ 779,242

See accompanying notes.

Consolidated Statements of Cash Flows

Years Ended December 31,	2002	2001	2000
Operating Activities			
Net income (loss)	$ (5,416,675)	$(18,926,423)	$ 1,763,146
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	1,274,200	1,543,936	1,780,715
Amortization	1,446,857	2,394,218	35,440
Compensation expense on stock options	3,816	1,909	–
(Gain) loss on disposal of equipment and leasehold improvements	35,532	(5,447)	181,128
Asset impairment charges	–	5,696,866	–
Changes in operating assets and liabilities:			
Accounts receivable	(264,530)	1,319,938	(162,712)
Prepaid expenses and other	142,365	(108,253)	235,298
Accounts payable	10,500	300,967	1,068,640
Accrued liabilities	(1,199,839)	74,515	327,649
Deferred revenues	312,697	3,855,308	(819,155)
Deferred rent	(48,948)	(48,946)	(65,753)
Total adjustments	1,712,650	15,025,011	2,581,250
Net cash provided by (used in) operating activities	(3,704,025)	(3,901,412)	4,344,396
Investing Activities			
Capital expenditures	(257,441)	(1,134,301)	(2,714,796)
Capitalized software development costs	(1,238,076)	(1,004,383)	(1,795,137)
Purchase of licensed technology	(188,346)	(7,500,000)	–
Proceeds from sale of equipment	2,292	120,447	–
Proceeds from sale of internal use software	–	917,380	–
Net cash used in investing activities	(1,681,571)	(8,600,857)	(4,509,933)
Financing Activities			
Payments on capital lease obligations	(118,144)	(262,890)	(404,081)
Borrowings on line of credit	601,599	–	–
Proceeds from exercise of stock options	419	19,176	1,083,011
Purchase of common stock for treasury	–	(548,337)	(481,910)
Net cash provided by (used in) financing activities	483,874	(792,051)	197,020
Net increase (decrease) in cash and cash equivalents	(4,901,722)	(13,294,320)	31,483
Cash and cash equivalents at beginning of year	7,906,342	21,200,662	21,169,179
Cash and cash equivalents at end of year	$ 3,004,620	$ 7,906,342	$21,200,662
Supplemental disclosure:			
Cash paid for interest	$ 18,684	$ 26,535	$ 53,235

Noncash investing and financing activities:

During 2001, the Company entered into a non-compete agreement for $1,090,000. In 2000, the Company acquired $300,993 of computer hardware under capital leases.

See accompanying notes.

1. Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of Catalyst and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The functional currency of the Company's subsidiary in the United Kingdom is the U.S. dollar; accordingly, monetary assets and liabilities are translated into United States dollars at the rate of exchange existing at the end of the period, and nonmonetary assets and liabilities are translated into United States dollars at historical exchange rates. Income and expense amounts, except for those related to assets translated at historical rates, are translated at the average exchange rates during the period. Adjustments resulting from the remeasurement of the financial statements into the functional currency are charged to income.

Business and Concentration of Credit Risk

Catalyst develops, markets, and supports supply chain execution software products. Catalyst also provides related services, including engagement services, customer education and training, customer support, consulting services, facilities management, and enabling technologies for customers throughout the United States and certain foreign countries. Catalyst performs periodic credit evaluations of its customers' financial condition and does not require collateral. Catalyst evaluates the collectibility of its accounts receivables based on a combination of factors. Catalyst recognizes an allowance for doubtful accounts based on the length of time the receivables are past due. Specific customer reserves are based upon Catalyst's assessment of deviations in historical payment trends, the age of the account, and ongoing communications with its customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Cash Equivalents

Catalyst considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of investments in money market funds and commercial paper. The cost of these securities, which are considered "available for sale" for financial reporting purposes, approximates fair value at both December 31, 2002 and 2001. There were no realized gains or losses during any of the three years in the period ended December 31, 2002.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives as follows: computer hardware and software—three to five years; office equipment—five to seven years; and leasehold improvements—ten years (though no longer than the term of the lease).

Capitalized Software Development Costs

As required by accounting principles generally accepted in the United States, Catalyst capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for the product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. The establishment of technological feasibility and the ongoing assessment of recoverability of software costs require considerable judgment by management with respect to certain external factors, including, but not limited to, product feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies.

When the software product is available for general release to customers, capitalization ceases and such costs are amortized on a product-by-product basis. The annual amortization is the greater of the amount computed using (a) the ratio that current gross revenues for the product bear to the total of current and anticipated future gross revenues for the product or (b) the straight-line method over the estimated economic life of the product or three years. Amortization expense was $624,459, $443,936, and $35,440 in 2002, 2001, and 2000, respectively. Catalyst compares the net realizable value on a product by product basis to the unamortized capitalized software development costs and writes off any items that are not considered recoverable.

Intangible Assets

Catalyst's identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives which range from three to five years.

Impairment of Long-Lived Assets

Equipment and leasehold improvements and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the asset or group of assets. Such analysis necessarily involve significant judgment. See Note 10 for impairment charges in 2001.

Revenue Recognition

Catalyst derives revenue from the sale of software, services and PCS, and hardware. PCS includes telephone support, bug fixes, and rights to upgrades on a when-and-if-available basis. Services range from installation, training, and basic consulting to software modification and customization to meet specific customer needs. In software arrangements that include rights to multiple software products, specified upgrades, PCS and/or other services, Catalyst allocates the total arrangement fee to each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

Software

For software with insignificant modifications, Catalyst recognizes that portion of the revenue allocable to software and specified upgrades upon delivery of the software product or upgrade to the end user, provided that it is considered collectible. For software with significant modifications, Catalyst recognizes the revenue allocable to the software on a percentage of completion method, with progress to completion measured based upon labor time expended.

Post-Contract Customer Support

Revenue allocable to PCS is recognized on a straight-line basis over the period the PCS is provided.

Services

Arrangements that include professional services are evaluated to determine whether those services are for modification of the software product or for the normal implementation of Catalyst software products. When professional services are considered part of the normal implementation process, revenue is recognized monthly as these services are invoiced. When professional services are for a modification of the software itself, an evaluation is made to determine if the modification requires more than 50 person-days of work. If the modification will exceed 50 days of effort, revenue is recognized using contract accounting on a percentage completion method with progress to completion measured based upon labor time expended. When the modification is estimated to be fewer than 50 days, the revenue is recognized as invoiced.

Hardware

Revenue on hardware is recognized when the hardware is shipped by the hardware vendor and title has transferred to the customer.

Contract Accounting

For arrangements that include significant customization or modification of the software, revenue is recognized using contract accounting. Revenue from these software arrangements is recognized on a percentage of completion basis, with progress to completion measured based upon labor time expended. Catalyst reserves for project cost overruns when such overruns are identified. Included in accrued liabilities are reserves for project cost overruns of $105,000 and $147,000 at December 31, 2002 and 2001, respectively.

Advertising

Advertising costs are expensed as incurred and amounted to approximately $376,000, $837,000, and $878,000 in 2002, 2001, and 2000, respectively.

Income Taxes

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of assets and liabilities and are measured using currently enacted tax rates and laws.

Fair Value of Finanical Instruments

The carrying amounts of Catalyst's financial instruments, which includes cash and cash equivalents, accounts receivable, accounts payable, and line of credit obligations are considered to approximate their respective fair values.

Stock-Based Compensation

Catalyst has stock-based employee compensation plans (see Note 6). Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. Catalyst has chosen to continue using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock option plans.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the Company's pro forma net income and net loss per share would have been as follows:

Years ended December 31,	2002	2001	2000
Net income (loss):			
As reported	$(5,416,675)	$(18,926,423)	$1,763,146
Stock-based employee compensation expense determined under fair value based method	(935,919)	(577,343)	(920,540)
Proforma	$(6,352,594)	$(19,503,766)	$842,606
Net income (loss) per share:			
As reported, basic	$(0.69)	$(2.38)	$0.22
Pro forma, basic	$(0.82)	(2.45)	0.11
As reported, diluted	$(0.69)	(2.38)	0.21
Proforma, diluted	$(0.82)	(2.45)	0.10

Comprehensive Income

Comprehensive income (loss) equals net income (loss) in 2002, 2001, and 2000.

Earnings (Loss) Per Share

The numerator for the calculation of basic and diluted earnings per share is net income (loss) in each year. The following table sets forth the computation of basic and diluted weighted average shares used in the per share calculations:

Years ended December 31,	2002	2001	2000
Denominator for basic earnings per share — weighted average shares outstanding	7,794,812	7,961,676	8,023,380
Effect of dilutive options and warrants	–	–	428,167
Denominator for diluted earnings (loss) per share	7,794,812	7,961,676	8,451,547
Options that could potentially dilute earnings per share in the future that are not included in the computation of diluted earnings (loss) per share, as their impact is antidilutive	59,192	200,905	N/A

Accounting Pronouncements

During 2002, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 143 became effective for Catalyst on January 1, 2003, and adoption of this statement is not expected to have any impact on Catalyst's consolidated financial statements. The provisions of SFAS No. 144, which was adopted on January 1, 2002, did not have a material impact on Catalyst's consolidated financial statements. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. Adoption of this statement is not expected to have a material impact on Catalyst's consolidated financial statements. Effective December 31, 2002, Catalyst made the disclosures required under SFAS No. 148.

2. *Intangible Assets*

Amortizable intangible assets consisted of the following at December 31:

	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Licensed technology	$ 1,188,346	$ 307,678	$ 2,375,000	$ 1,375,000
Non-compete agreement	1,090,000	1,090,000	1,090,000	575,282
	$ 2,278,346	$ 1,397,678	$ 3,465,000	$ 1,950,282

Amortization expense related to intangible assets was $552,604 in 2002 and $1,950,282 in 2001.

The estimated future amortization expense related to intangible assets for the years subsequent to December 31, 2002 is as follows:

2003	$ 312,782
2004	312,782
2005	255,104

3. *Bank Line of Credit*

Catalyst had a $5,000,000 bank line of credit. The line of credit, which was due on demand, required monthly interest payments at rates tied to the prime rate or LIBOR and was secured by substantially all of Catalyst's assets. The line of credit expired on January 1, 2003. Borrowings on the line of credit were limited by a borrowing base related to a percentage of Catalyst's eligible investments, less outstanding amounts owed under the line of credit. The Company was required to have $2.5 million of cash at the bank at December 31, 2002. This requirement was not met at December 31, 2002. No amount was outstanding under the line of credit at December 31, 2001.

At December 31, 2002, $601,599 was outstanding under the line of credit bearing interest at 3.75%.

On March 17, 2003, Catalyst entered into a $1.0 million new line of credit facility with a bank. The line of credit is due March 17, 2004, requires quarterly interest payments at 3.5% and is secured by substantially all of Catalyst's assets. Borrowings require the Company to have cash collateral at the bank at all times borrowings under this facility are outstanding.

On March 17, 2003, Catalyst also obtained a $1.0 million term loan with a bank. The term loan is due March 17, 2004 and requires quarterly interest payments at the greater of 5.25% or prime plus 1.25%. Advances under this loan are contingent upon the bank having collateral in the form of cash, bonds or securities with a market value equal to or greater than the amount outstanding under the loan. Catalyst entered into collateral fee and security agreements with certain shareholders who pledged collateral to secure this loan for an annual fee of 3.5% of the collateral pledged. Proceeds from this facility were used to repay the $602,000 outstanding on the previous bank line of credit.

4. Capital Lease Obligations and Lease Commitments

Capital lease obligations consisted of the following at December 31:

	2002	2001
Capital lease obligations	$ 30,805	$ 148,949
Less current portion	(28,363)	(118,454)
	$ 2,442	$ 30,495

Catalyst leases computer equipment and a telephone system under capital leases requiring monthly payments in varying amounts through April 2004, with effective interest rates ranging from 7.5% to 10.5%. At December 31, 2002, the gross amount of equipment recorded under capital leases and related accumulated amortization was approximately $305,000 and $283,000, respectively. At December 31, 2001, the cost and accumulated amortization of equipment recorded under capital leases were approximately $824,000 and $673,000, respectively.

Catalyst also leases its corporate office space under two operating leases that extend through January 2006. Catalyst is recognizing rent expense on a straight-line basis, which differs from the pattern of payments required by the lease. Catalyst is required to pay real estate taxes, maintenance, utilities, and insurance on the leased buildings.

At December 31, 2002, future payments under capital and operating leases with remaining terms in excess of one year were as follows:

	Capital Leases	Operating Leases
2003	$28,864	$ 763,000
2004	2,826	820,000
2005	–	875,000
2006	–	359,000
2007	–	305,000
Thereafter	–	46,000
Total minimum lease obligations	31,690	$3,168,000
Amounts representing interest	885	
Capital lease obligation	$ 30,805	

Total rent expense, including executory costs, on all operating leases was approximately $1,446,000, $1,369,000, and $1,211,000 in 2002, 2001, and 2000 respectively.

5. Shareholders' Equity

In March 1996, Catalyst's board of directors authorized a repurchase program for up to 700,000 shares of its common stock from the open market. During 2001 and 2000, Catalyst repurchased 257,944 and 99,068 shares of its common stock under this program for $548,337 and $481,910, respectively. At December 31, 2002, Catalyst is authorized to repurchase an additional 108,856 shares.

6. Stock Options and Warrants

Catalyst has three employee stock option plans (collectively, the "Employee Plans"). The 1993 Stock Option Plan, as amended, allows Catalyst to grant up to 3,000,000 incentive stock options and/or nonqualified stock options to employees. Effective December 1, 2000, the Board of Directors increased the number of shares available under the 1993 Employee Plan to 3,063,226. The 2001 Stock Option Plan allows Catalyst to grant up to 1,000,000 incentive stock options and/or nonqualified stock options to employees. The UK-Approved Stock Option Plan allows Catalyst to grant up to 500,000 nonqualified stock options to employees of its UK subsidiary.

Each option granted under the Employee Plans entitles the holder to purchase one share of common stock at the specified option price. The option term is 10 years. With certain exceptions, options vest 20% on the first anniversary of either the date of employment or the date of grant and then ratably over the following 48 months. Generally, the exercise price is equal to the market price of the underlying stock on the date of grant. For 200,000 options granted in 2001, the exercise price was $0.10 lower than the market price of the underlying stock on the date of the grant. Accordingly, compensation expense is being recorded for these options over the vesting period.

Catalyst has a 1997 Director Stock Option Plan (the "Director Plan"), whereby each director was granted options to purchase 10,000 shares of common stock on the effective date of the Director Plan and is entitled to be granted options to purchase 5,000 shares of common stock on each anniversary of the Director Plan. The exercise price of each grant is equal to the market price of Catalyst's common stock on the date of grant. The Director Plan provides for the issuance of 250,000 nonqualified stock options to directors. The options are exercisable for 10 years from the date of grant.

The following table summarizes information with respect to Catalyst's Employee and Director Plans for the three years ended December 31, 2002:

	Number of Options	Weighted Average Option Exercise Price per Share	Number of Options Exercisable
Outstanding at December 31, 1999	2,053,377	$6.18	967,312
Granted	850,160	5.51	
Exercised	(261,679)	4.14	
Canceled	(391,343)	10.08	
Outstanding at December 31, 2000	2,250,515	5.49	1,039,764
Granted	803,825	2.89	
Exercised	(13,801)	1.39	
Canceled	(900,063)	6.13	
Outstanding at December 31, 2001	2,140,476	4.27	901,394
Granted	268,925	2.70	
Exercised	(1,334)	0.31	
Canceled	(445,645)	4.76	
Outstanding at December 31, 2002	1,962,422	$ 3.95	937,154

At December 31, 2002, 1,908,979 options were available for grant under the Employee and Director Plans. As of December 31, 2002, the range of exercise prices on outstanding options is as follows:

	Number of Options Outstanding	Weighted Average Exercise Price	Number of Options Exercisable
Price range $0.10 to $3.86, weighted average contractual life of 5.7 years	1,454,051	$ 2.82	623,876
Price range $4.00 to $8.50, weighted average contractual life of 7.2 years	385,434	5.31	208,681
Price range $10.00 to $13.94, weighted average contractual life of 6.2 years	108,092	12.79	93,554
Price range $14.00 to $16.38, weighted average contractual life of 6.3 years	14,845	14.63	11,043
	1,962,422	3.95	937,154

Catalyst has an outstanding warrant for the purchase of 10,000 shares of its common stock at $3.50 per share, the market price of the underlying stock as of the modification date in 1997. The term was extended to 10 years after the modification date.

Catalyst has reserved 3,881,401 shares of common stock at December 31, 2002, to provide for the exercise of outstanding stock options and warrants and the granting of stock options.

The weighted-average grant date option fair values were $2.32, $2.31, and $4.23 per share for 2002, 2001, and 2000 option grants, respectively. For grants made prior to Catalyst becoming a public company, the minimum value method was used to estimate the fair value of the options. For grants made after Catalyst's initial public offering in November 1995, the Black-Scholes method was used. The following weighted average assumptions were used for grants in 2002, 2001, and 2000, respectively: risk-free interest rates of 4.0%, 4.5%, and 6.5%; dividend yields of 0%; expected common stock market price volatility factors of 1.33, 1.09, and 0.98; and a weighted average expected life of the options of five years.

7. *Retirement Plan*

Catalyst sponsors an employee savings and retirement plan in which all employees over 21 years of age with one month of service are eligible to participate. Participants can elect to defer up to 15% of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Catalyst, at its discretion, can match up to 100% of the employees' contributions. During 2002, the Company did not make a contribution to the plan. Company contributions to the plan were approximately $118,000 and $310,000 in 2001 and 2000, respectively.

8. *Income Taxes*

The provision for income taxes consisted of the following:

Years Ended December 31,	**2002**	2001	2000
Current:			
Federal	$ –	$ –	$ –
State	–	–	–
Foreign	–	–	–
	–	–	–
Deferred	**(2,051,000)**	(7,231,000)	42,000
Change in valuation allowance	2,051,000	7,231,000	(42,000)
	$ –	$ –	$ –

The provision for income taxes differs from the statutory U.S. federal income tax rate due to the following:

Years Ended December 31,	**2002**	2001	2000
Provision (benefit) at U.S. statutory rate	**$(1,842,000)**	$(6,435,000)	$599,000
State effect of change in deferred tax assets	**(257,000)**	(1,019,000)	142,000
General business credits	–	167,000	(232,000)
Change in valuation allowance	**2,051,000**	7,231,000	(566,000)
Permanent differences, net	**48,000**	56,000	57,000
	$ –	$ –	$ –

At December 31, 2002, Catalyst had net operating loss carry forwards of approximately $38,000,000 and $38,200,000 for federal and state income tax purposes, respectively, which expire between 2008 and 2022. Of these net operating loss carry-forwards, $5,839,000 were created by deductions from the exercise of nonqualified stock options from 1995 through 2002. The tax benefit realized upon the use of net operating loss carry-forwards in future years related to such deductions will be credited directly to additional paid-in capital. At December 31, 2002, Catalyst had general business credit carry-forwards of $1,103,000 and $329,000 for federal and state income tax purposes, respectively, which expire from 2006 through 2021. At December 31, 2002, Catalyst had $96,000 of alternative minimum tax (AMT) credits which do not expire.

Annual limitations on the use of these loss and credit carry-forwards due to changes in ownership are not expected to materially impact Catalyst.

The tax effects of temporary differences between financial reporting and income tax bases of assets and liabilities were as follows:

December 31,	2002	2001
Deferred tax assets:		
AMT and general business credits	$ 1,528,000	$ 1,528,000
Net operating loss carry-forwards	14,923,000	10,910,000
Deferred revenue and accrued project costs	41,000	1,168,000
Intangible assets	129,000	425,000
Allowance for doubtful accounts	186,000	352,000
Deferred rent	39,000	59,000
Accrued compensation	314,000	427,000
Other	19,000	19,000
	17,179,000	14,888,000
Deferred tax liabilities:		
Depreciation	(56,000)	(56,000)
Capitalized software development costs	(926,000)	(686,000)
	(982,000)	(742,000)
Net deferred tax assets	16,197,000	14,146,000
Valuation allowance	(16,197,000)	(14,146,000)
	$ –	$ –

The valuation allowance at December 31, 2002 and 2001, was provided because of uncertainty based on Catalyst's historical operating results, with respect to realization of deferred tax assets.

9. *Segment Disclosure and Major Customers*

Catalyst operates in one industry segment. In the year ended December 31, 2002, Catalyst had one customer that accounted for more than 10% of total revenues. The customer represented $4.2 million or 13.1% of our total revenues. There were no sales to individual customers that exceeded 10% of revenues in 2001 or 2000.

International revenues accounted for 17.5%, 15.8%, and 15.1% of total revenues in 2002, 2001, and 2000, respectively. Revenues by geographic area were as follows:

Years Ended December 31,	2002	2001	2000
United States	$26,620,609	$27,355,416	$35,671,261
United Kingdom	2,713,367	2,093,832	2,581,446
France	*	*	1,105,902
Countries in which revenues did not exceed $1 million	2,936,217	3,054,622	2,651,849
	$32,270,193	$32,503,870	$42,010,458

*Revenues did not exceed $1 million.

10. *Restructuring, Impairment, and Other Charges*

During 2001, there were several events that resulted in an aggregate charge of $7,623,964, which represented restructuring and other charges of $1,927,098 and asset impairment charges of $5,696,866. The former president and chief executive officer resigned in March 2001. Catalyst recorded charges aggregating $1,130,949 relating to amortization of a non-compete agreement and other expenses related to his resignation. In the third quarter of 2001,

Catalyst initiated a restructuring plan and overall workforce reduction of approximately 15% or 52 staff. Charges of $796,149 were recorded for severance payments and outplacement services related to this workforce reduction. Catalyst also reviewed the carrying values of certain licensed technology and capitalized software development costs and recorded an impairment charge of $5,696,866 to adjust the carrying values of such assets to their estimated fair market values. This impairment charge was caused by the discontinuance of certain software development projects as well as the write-down of software products to their net realizable value. All cash expense amounts were disbursed in the year ended December 31, 2001, except for approximately $183,000, which was paid in 2002.

During 2002, Catalyst recorded an aggregate charge of $1,159,268, which consisted of non-compete amortization of $514,718 related to the former president's non-compete agreement and $644,550 related to severance payments and outplacement services related to workforce reductions in 2002. The severance payments and outplacement services were paid in cash during 2002, except for approximately $189,000, which was paid in the first two months of 2003. The obligations under the non-compete agreement were also paid in 2002.

11. CONTINGENCIES

The Company has been involved in a dispute with a former customer. In January 2002, an arbitration panel issued an award in favor of the former customer for $800,000 plus 5% interest. The Company challenged the validity of the award on the basis that it was not issued by the arbitration panel in a timely manner consistent with the rules of arbitration.

On November 22, 2002, the District Court ruled in favor of Catalyst's motion to vacate the arbitration award and denied the Claimant's petition to confirm the award. The claimant appealed this decision to the 7th Circuit Court of Appeals. During 2002, the Company reduced its accrual for this matter by $525,000 as a result of management's assessment of the probable liability relating to this matter.

Catalyst is involved in various other claims and legal matters of a routine nature which are being handled in the ordinary course of business. Although it is not possible to predict with certainty the outcome of these unresolved claims and legal matters or the range of possible loss or recovery, we believe that these unresolved claims and legal matters will not have a material effect on our financial position or results of operations.

12. MISCELLANEOUS INCOME

Miscellaneous income in 2002 includes a $2.8 million gain resulting from the termination of an agreement with Kewill Systems, PLC (Kewill). Under the termination agreement, Kewill agreed that no further obligations were required to be performed by Catalyst in connection with the previously executed services agreement. Accordingly, deferred revenue that had previously been recorded related to the future obligations was recognized as other income.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Catalyst International, Inc.

We have audited the accompanying consolidated balance sheets of Catalyst International, Inc. (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Ernst & Young LLP

Milwaukee, Wisconsin
February 7, 2003, except for Note 3, as
to which the date is March 17, 2003

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

Catalyst incorporates by reference herein the information contained under the caption, "Election of Directors," in the Proxy Statement for the 2002 Annual Meeting of Shareholders (the Proxy Statement). Catalyst also incorporates by reference herein the information contained under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance," in the Proxy Statement.

Executive Officers

James B. Treleaven	56	President and Chief Executive Officer
John K. Gorman	48	Executive Vice President—Operations
David H. Jacobson	42	Executive Vice President—Finance and Chief Financial Officer
David A. March	47	Executive Vice President—Sales and Marketing

Mr. Treleaven joined Catalyst on July 2, 2001 as President and Chief Executive Officer. Mr. Treleaven was elected a director of Catalyst and its wholly owned subsidiary, Catalyst WMS International Limited, on July 25, 2001. Prior to joining Catalyst, Mr. Treleaven was with Global CommerceZone, an Internet infrastructure organization focused on enabling international e-commerce, from January 2000 to June 2001 and served as President and CEO from January 2000 to January 2001. From January 1998 to January 2000, Mr. Treleaven served as president of the Enterprise Solutions Division (formerly Dun & Bradstreet Software) at Geac Computer Corporation, a provider of mission-critical software and systems solutions, and from July 1996 to January 1998, he served as vice president of marketing at Moore Corporation, one of the world's largest suppliers of business forms and services.

Mr. Gorman has served as Executive Vice President—Operations since October 2001. Mr. Gorman joined Catalyst on September 1, 2001 as Senior Vice President—Client Services. Prior to joining Catalyst, Mr. Gorman served as senior vice president—client services at Global CommerceZone, an Internet infrastructure organization focused on enabling international e-commerce, from February 2000 to August 2001. From December 1998 to February 2000, he served as a business unit leader for Axciom Corporation, an international provider of comprehensive information management solutions using customer, consumer and business data. From August 1989 to December 1999, Mr. Gorman served in various roles, the most recent being director—customer systems, at Moore Corporation, one of the world's largest suppliers of business forms and services.

Mr. Jacobson joined Catalyst in October 2001 as Executive Vice President—Finance and Chief Financial Officer. Prior to joining Catalyst, Mr. Jacobson served as senior vice president and chief financial officer at Global CommerceZone, an Internet infrastructure organization focused on enabling international e-commerce, from November 2000 to September 2001 and as executive vice president and chief financial officer at Coolsavings.com from October 1998 to October 2000. From January 1996 through October 1998, Mr. Jacobson served as chief financial officer and treasurer at SMS Technology Inc., a value added packer and distributor of specialized chemical products.

Mr. March joined Catalyst in May 2002 as Executive Vice President—Sales and Marketing. Prior to joining Catalyst, Mr. March served as Executive Vice President and General Manager of North America and Director of Worldwide Marketing, for Parsytec, a German software company that provides yield management and supply chain optimization solutions for strip materials such as metals, paper and plastics from 1999 to April 2002. Prior to his work for Parsytec, Mr. March was Vice President of Commercial Systems for Foliage Software Systems from 1997 to 1999, where he developed partnerships with large ERP companies to provide customization services to global process companies in chemicals, food, plastics, and pharmaceuticals. From 1996 to 1997, Mr. March served as

Chief Operating Officer and Senior Vice President of Thermo Optek, a world leader in the development and sale of high technology products for the determination of the elemental composition of materials for industry and government.

Item 11. Executive Compensation

Catalyst incorporates by reference herein the information contained under the caption "Executive Compensation" in the Proxy Statement. Catalyst also incorporates by reference herein the information contained under the caption, "Non-Employee Director Compensation," in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Catalyst incorporates by reference herein the information contained under the captions "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

Catalyst incorporates by reference herein the information contained under the caption, "Certain Relationships and Related Transactions," in the Proxy Statement.

Item 14. Controls and Procedures

Within the 90 days prior to the date of this Form 10-K, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls and procedures or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Financial Statements and Schedules

The consolidated financial statements as set forth under Item 8 of this report on Form 10-K and the Exhibit Listing as set forth under Item 15(c) of this report on Form 10-K are filed as part of this report.

The following consolidated financial statement schedule of Catalyst International, Inc. is included in Item 15(d): II. Valuation and Qualifying Accounts.

All other financial statement schedules have been omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(b) Reports on Form 8-K

The Company filed one Current Report on Form 8-K during the fourth quarter of 2002 reporting Item 5-Other Events on November 27, 2002.

(c) Exhibit Listing

Number	Description
3.1	Amended and Restated Certificate of Incorporation incorporated by reference to Registration Statement 33-97522C on Form SB-2
3.2	Amended and Restated By-Laws incorporated by reference to Exhibit 3.2 of Form 10-K for the fiscal year ended December 31, 2000
10.1	1993 Stock Option Plan, as amended, of Catalyst USA, Inc.* incorporated by reference to Registration Statement 33-97522C on Form SB-2
10.2	1997 Director Stock Option Plan of Catalyst International, Inc.* incorporated by reference to Exhibit 4.1 of Registration Statement 33-97522C on Form S-8 dated September 26, 1997
10.3	Letter Agreement with Douglas B. Coder dated October 23, 1998* incorporated by reference to Exhibit 10.3 on Form 10-K for the period ended December 31, 2000
10.4	Subscription Agreement among SAP America, Inc., SAP Aktiengesellschaft and Catalyst International, Inc. dated August 31, 1999 incorporated by reference to Exhibit 4 on Form 8-K dated September 20, 1999
10.5	Letter Agreement with Douglas B. Coder dated December 3, 1999* incorporated by reference to Exhibit 10.9 on Form 10-K for the period ended December 31, 2000
10.6	2001 Employee Stock Option Plan* incorporated by reference to Appendix B of the Proxy Statement dated March 26, 2001
10.7	Company Share Option Scheme* incorporated by reference to Appendix C of the Proxy Statement dated March 26, 2001
10.8	Separation Agreement with Sean P. McGowan dated April 2, 2001* incorporated by reference to Exhibit 10.10 on Form 10-K for the period ended December 31, 2001
10.9	Employment Agreement with James B. Treleaven dated June 28, 2001* incorporated by reference to Exhibit 10 on Form 10-Q for the period ended June 30, 2001
10.10	Letter Agreement with David H. Jacobson dated October 1, 2001* incorporated by reference to exhibit 10.12 of the Form 10-K for the period ended December 31, 2001
10.11	Letter Agreement with John K. Gorman dated October 24, 2001* incorporated by reference to exhibit 10.13 of the Form 10-K for the period ended December 31, 2001
10.12	Letter Agreement with David A. March dated May 6, 2002*
10.13	First Bank of Muscatine bank loan dated March 17, 2003
10.14	Collateral fee and security agreement dated March 17, 2003 between Catalyst International, Inc., certain pledgors and First National Bank of Muscatine
21	Subsidiaries of the Registrant
23	Consent of Auditors
99.1	Cautionary Statement Regarding Forward-Looking Information and Risk Factors
99.2	Statement of James B. Treleaven, President and Chief Executive Officer
99.3	Statement of David H. Jacobson, Executive Vice President and Chief Financial Officer

----

* Represents a management contract or compensation plan.

Pursuant to the requirements of Rule 14a-3(b)(10) of the Securities Act of 1934, as amended, Catalyst will, upon request and upon payment of a reasonable fee not to exceed the rate at which such copies are available from the Securities and Exchange Commission, furnish copies to its shareholders of any Exhibits in the Exhibit Listing.

(d) Financial Statement Schedule

Valuation and Qualifying Accounts
(in thousands)

Description	Balance at beginning of period	Charged to costs and expense	(1) Deductions (additions)	Balance at end of period
Year ended December 31, 2002 Allowance for doubtful accounts	$ 900	$105	$530	$ 475
Year ended December 31, 2001 Allowance for doubtful accounts	1,185	1,042	1,327	900
Year ended December 31, 2000 Allowance for doubtful accounts	1,256	615	686	1,185

(1) Represents uncollectible accounts written off, net of recoveries

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on March 31, 2003.

Catalyst International, Inc.

By: /s/ James B. Treleaven
James B. Treleaven
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 31, 2003.

/s/ Douglas B. Coder Douglas B. Coder	Chairman of the Board
/s/ James B. Treleaven James B. Treleaven	President and Chief Executive Officer (Principal Executive Officer)
/s/ Roy J. Carver, Jr. Roy J. Carver, Jr.	Director
/s/ James F. Goughenour James F. Goughenour	Director
/s/ Terrence L. Mealy Terrence L. Mealy	Director
/s/ William G. Nelson William G. Nelson	Director
/s/ David H. Jacobson David H. Jacobson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)



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CATALYST LEADERSHIP

EXECUTIVE OFFICERS

James B. Treleaven, Ph.D.
President and Chief Executive Officer
Catalyst International, Inc.

David H. Jacobson
Executive Vice President and
Chief Financial Officer

John K. Gorman
Executive Vice President–
Operations

David A. March
Executive Vice President–
Sales & Marketing

James G. Stowers
Senior Vice President–
Corporate Development

Nigel P. Davies
Vice President–
Product Development

Judith K. Fearn
Vice President–
European Operations

Sarah M. Oberhofer
Vice President–
Human Resources

J. Andrew Stowers
Vice President–
North American Sales

James J. Keller
Controller

DIRECTORS

Douglas B. Coder
Principal, Chairman
The Coder Company

Roy J. Carver
Chairman of the Board
Carver Pump Company

James F. Goughenour
Corporate Vice President–
Strategy and Technology
Sealy, Inc.

Terrence L. Mealy
Attorney-at-Law
Terrence L. Mealy Law Offices

William G. Nelson, Ph.D.
Chairman of the Board
HarrisData

James B. Treleaven, Ph.D.
President and Chief Executive Officer
Catalyst International, Inc.

2002 COMMITTEES

Audit Committee
Roy J. Carver
James F. Goughenour
William G. Nelson
Terrence L. Mealy

Compensation Committee
Douglas B. Coder
Terrence L. Mealy
William G. Nelson

Finance Committee
Roy J. Carver
Douglas B. Coder
William G. Nelson

Nominating Committee
Roy J. Carver
Douglas B. Coder
James F. Goughenour

Long-Range Planning Committee
Roy J. Carver
Douglas B. Coder
James F. Goughenour
Terrence L. Mealy
William G. Nelson
James B. Treleaven

COMPANY INFORMATION

Corporate Headquarters
Catalyst International, Inc.
8989 North Deerwood Drive
Milwaukee, WI 53223
United States
Phone: 414.362.6800
Toll free: 800.236.4600
Fax: 414.362.6794
info@catalystwms.com

European Headquarters
Catalyst International, Inc.
Capital Court
30 Windsor Street
Uxbridge
Middlesex UB8 1AB
United Kingdom
Phone: +44 (0) 18 9545 0400
Fax: +44 (0) 18 9545 0401

Latin American Headquarters
Guatemala City, Guatemala
Phone: PBX 5023390077

Representative Offices
Paris, France
Phone: +33 (0) 1 72 75 73 05

Milan, Italy
Phone: +39 (0) 2 6186191

U.S. Offices
Charleston, SC
Chicago, IL
Cleveland, OH
Dallas, TX
Philadelphia, PA
NY/NJ
Los Angeles, CA
Memphis, TN
Providence, RI
Tampa, FL
Winston-Salem, NC

U.S. Sales: 800.236.4600

Internet Address
www.catalystwms.com

Stock Listing
OTC Bulletin Board Symbol, CLYS.OB

Transfer Agent and Registrar
If your stock certificate is lost, stolen or destroyed, or if you change your address, please contact Catalyst's transfer agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Milwaukee Phone:
262.796.9837

Annual Meeting
The Annual Meeting will be held June 26, 2003, at 8:00 a.m. CST at:

Catalyst International, Inc.
8989 North Deerwood Drive
Milwaukee, WI 53223

Auditors
Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, WI 53202
Phone: 414.273.5900
Fax: 414.223.7200

Investor Relations, Form 10-K and Other Information
If you would like to receive our investor package and a copy of our Annual Report or Form 10-K as filed with the Securities and Exchange Commission, without charge, or to be placed on Catalyst's mailing list, please write to:

Catalyst International, Inc.
Attn.: Investor Relations Department
8989 North Deerwood Drive
Milwaukee, WI 53223
investor@catalystwms.com

You may receive copies of recent news releases by fax or email free of charge by calling Catalyst's Investor Relations Department at 800.236.4600. Catalyst news is also available online at www.catalystwms.com.

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